ROGERS CABLE INC.

CONSOLIDATED FINANCIAL STATEMENTS, NOTES AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2002

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ROGERS CABLE INC.
CONSOLIDATED FINANCIAL SUMMARY

(In millions of dollars)
Years ended December 31,	2002	2001

Income Statement
Operating revenue	$1,596.4	$1,433.0
Operating profit(1)	531.7	488.0
Loss for year(2)	(58.8)	(146.7)
Changes in Financial Position
Cash flow from operations(3)	$361.4	$313.6
Property, plant and equipment expenditures	650.9	749.7
Balance Sheet
Total assets(2)	$3,806.8	$3,661.7
Property, plant and equipment, net	2,556.8	2,373.6
Long-term debt	2,353.1	1,617.1
Shareholders’ equity(2)	902.0	1,090.9

(1)	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items and is a standard measure that is commonly reported and widely used in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or alternative for net income or cash flow, in each case as determined in accordance with GAAP.

(2)	Effective January 1, 2002, the Company adopted the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on foreign currency translation. As a result of this adoption, the Company’s 2001 results for have been restated. For further details, see Note 2(e) to the Consolidated Financial Statements.

(3)	Cash flow from operations before changes in working capital amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The financial information presented has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”). Please refer to Note 22 to the Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) generally accepted accounting principles.

     The following discussion contains forward looking statements regarding the future performance of the Company. All forward looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward looking information. For a discussion of factors that may affect actual results, see the “Risks and Uncertainties” sections of the respective segments, as well as the “Cautionary Statement Regarding Forward Looking Information” section.

COMPANY OVERVIEW

Rogers Cable Inc. (“Cable” or “the Company”) is Canada’s largest cable television company, serving approximately 2.3 million basic subscribers, representing approximately 31% of basic cable subscribers in Canada. The Company also provides digital cable services to approximately 401,500 subscribers and broadband Internet service to approximately 639,400 subscribers at December 31, 2002. The Company has highly clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. The Company’s Ontario cable systems, which comprise approximately 90% of its basic cable subscribers, are concentrated in three principal clusters (i) in and around the greater Toronto area, Canada’s largest metropolitan centre; (ii) Ottawa, the national capital city of Canada; and (iii) the Guelph to London corridor in southern Ontario. Cable’s New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of its subscribers. Through its technologically advanced broadband networks, the Company offers a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At December 31, 2002, 98% of the homes passed in the Company’s service areas had digital cable available and 94% of the homes passed were two-way capable. The Company also offers videocassette, Digital Video Disc (“DVD”) and video game sales and rentals through Rogers Video (“Video”), Canada’s second largest chain of Video Stores. There

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were 272 Rogers Video Stores at December 31, 2002, of which 95 are integrated stores that provide subscribers with the ability to pay their cable television, Internet or Rogers Wireless Communications Inc., (“RWCI” or “Wireless”) bills, to pick up and return cable TV and Internet equipment, and to purchase wireless handsets, services and accessories.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Management’s Discussion and Analysis of Operating Results and Financial Position is made with reference to the Company’s Consolidated Financial Statements and Notes which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Company’s financial statements and the reported amount of revenues and expenses during the period. For example, management makes significant estimates in determining the recognition of revenue, the allowance for doubtful accounts, useful lives and recoverability of assets and impairment of intangible assets. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

     The Company has identified the policies below as critical to the Company’s business operations and an understanding of results of the Company’s operations. The impact and any associated risks related to these policies on the Company’s business operations are discussed throughout this Management’s Discussion and Analysis. For a detailed discussion on the application of these and other accounting policies, which are reviewed by the Company’s Audit Committee, see Note 2 to the Consolidated Financial Statements.

Revenue Recognition

     The Company, through its identified segments, earns revenues that can be categorized into two types, the majority of which are recurring in nature on a monthly basis from ongoing relationships with the Company’s subscribers:

i)	Monthly subscriber fees in connection with cable services and equipment are recorded as revenue on a pro-rata basis over the month.

ii)	Revenues from the sale of pay-per-view movies, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided.

Allowance for Doubtful Accounts

A substantial portion of the Company’s revenues are earned from individual subscribers. The allowance for doubtful accounts, as disclosed on the Balance Sheet of the Consolidated Financial Statements, is calculated on a formula basis taking into account factors such as the number of days the subscriber is past due and the status of a subscriber’s account with respect to whether or not they are continuing to receive service. As a result of the allowance for doubtful accounts being formula-based, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad-debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. As circumstances are corrected and subscriber accounts are adjusted and brought current, the reported amount of bad debt expense will decline.

Subscriber Acquisition Costs

The Company operates within highly competitive industries and generally incurs substantial costs to attract new subscribers. All sales and marketing expenditures such, as commissions and equipment subsidies, related to subscriber acquisitions are expensed on activation of the subscriber.

     A large percentage of the subscriber acquisition costs, such as equipment subsidies and commissions are variable in nature and directly related to the acquisition of a subscriber. Accordingly, in periods in which the Company experiences substantial subscriber growth, expenses for that period will be higher.

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Costs of Subscriber Retention

In keeping with the practice of expensing costs related to the acquisition of new subscribers, costs related to subscriber retention are expensed in the period incurred. Increased retention activities will in turn increase expense.

Capitalization of Costs

The Company is engaged in the activity of building and deploying network assets and incurs internal costs related to these activities. During construction or deployment of new assets, direct costs plus a portion of applicable overhead costs are capitalized.

Property, Plant and Equipment

Property, plant and equipment (“PP&E”) expenditures are recorded at purchase cost and include capitalized internal costs related to the construction and deployment of new assets. The Company reviews the recoverability of PP&E expenditures for impairment whenever events or changes in circumstances occur, or at least annually. Recoverability is measured by a comparison of the carrying amount of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets.

RECENT ACCOUNTING DEVELOPMENTS

Business Combinations, Goodwill and Other Intangible Assets

In 2001, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581, “Business Combinations,” and 3062, “Goodwill and Other Intangible Assets”. The new standards mandate the purchase method of accounting for business combinations initiated on or after July 1, 2001 and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. The new standards are substantially consistent with U.S. GAAP.

     On January 1, 2002, the Company discontinued amortization of existing goodwill on a prospective basis, evaluated existing intangible assets to determine whatever necessary reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and tested for impairment in accordance with the new standards. The Company evaluated its subscribers and licences and concluded that they should be accounted for apart from goodwill. The Company also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that the fair-value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. No re-statement of prior periods was required as a result of the adoption of the new standard.

Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (AcG 13”) and in November 2002 the CICA amended the effective date of the guideline. AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. On January 1, 2004, the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting,

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the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company plans to comply with the requirements of AcG 13, such that all of its current hedging relationships will continue to qualify for hedge accounting when the guideline becomes effective.

Impairment or Disposal of Long-Lived Assets

In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets” and revised Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Together, these two Sections supersede the writedown and disposal provisions of section 3061, “Property, Plant and Equipment” as well as Section 3475, “Discontinued Operations”. These new standards are consistent with Financial Accounting Standards Board (“FAS”) No. 144, which the Company adopted for U.S. GAAP purposes effective January 1, 2002. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003; however, early application is permitted. The Company has adopted these standards as of January 1, 2003. The Company expects the adoption of these standards will have no material impact on its consolidated financial position, results of operations or cash flows.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

This Management’s Discussion and Analysis includes forward looking statements concerning the Company’s business, operations and financial performance and condition. When used in this Management’s Discussion and Analysis, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain such words. These forward looking statements are based on current expectations. The Company cautions that the actual future performance will be affected by a number of factors, including, without limitations, technological change, which may impact the Company’s PP&E expenditures and results of operations; regulatory change, which may affect the Company’s competitive strategy; the general health of the economy which may impact demand for the Company’s products and services; and competitive factors which may alter the timing and amount of the Company’s PP&E expenditures and the demand or prices for its products and services — all of which could adversely affect the Company’s revenue expectations and results of operations. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees. The Company wishes to caution readers not to place undue reliance on such forward looking statements that speak only as of the date made.

     Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

RECENT INDUSTRY TRENDS

The following provides a brief summary of the significant trends facing the cable television industry in which Cable operates.

Investment in Improved Cable Television Networks and Expanded Service Offerings

In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of broadband Internet and digital cable services. This investment has enabled cable television companies to offer expanded packages of analog and digital cable television services, including Video-On-Demand

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(“VOD”), expanded pay-per-view (“PPV”) services, expanded tier and pay television packages, interactive television services, high definition television (“HDTV”) services and high-speed Internet services.

Increased Competition from Alternative Broadcasting Distribution Undertakings

Canadian cable television systems generally face increasing legal and illegal competition from several alternative multi-channel broadcasting distribution systems, including two Canadian Direct-to-Home (“DTH”) Satellite Providers, U.S. Direct Broadcast Satellite Service (“DBS”), Satellite Master Antenna Television (“SMATV”), and Multi-channel, Multi-point Distribution System (“MMDS”). Since their launch in 1997, the two licenced Canadian DTH providers have become aggressive competitors to cable television systems in Canada. In addition, illegal access to U.S. DBS signals by individuals residing in Canada has become an increasing source of black and gray market competition for Canadian cable television systems.

BUSINESS STRATEGY OVERVIEW

The Company seeks to maximize its revenue, operating profit and return on its invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers, from basic cable television to advanced cable services including digital cable, Internet access, PPV, VOD and HDTV. The Company’s strategies to achieve this objective include (i) clustering of cable systems in and around metropolitan areas; (ii) offering a wide selection of products and services; (iii) maintaining technologically advanced cable networks; (iv) continuing to focus on increased quality and reliability of service; (v) leveraging its relationship within the Rogers Group of Companies to identify opportunities for bundled product and service offerings; and (vi) continuing to develop brand awareness and to promote the “Rogers” brand as a symbol of a diversified communications company. Cable’s priorities in implementing its business strategy are to enhance subscriber growth and retention, improve cost control and operating efficiencies and optimize network efficiencies.

NETWORKS

The Company’s cable systems in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends by inter-city fibre-optic rings. The fibre interconnections allow the Company’s multiple Ontario and New Brunswick cable systems to function as two large cable systems. The Company’s remaining subscribers in Newfoundland and rural New Brunswick are served by local head-ends. The Company’s regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.

     The Company’s dominant technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each community that the Company serves, are connected together by inter-city fibre-optic systems carrying television, Internet, network control and monitoring, and administrative traffic. The fibre-optic systems are constructed as rings that allow signals to flow in and out of each primary hub through two paths, providing protection from a fibre cut. The high-capacity optical fibre networks deliver high performance and reliability, and have substantial reserves for future growth in the form of dark fibre and unused optical wavelengths. Each primary hub serves on average approximately 100,000 subscribers.

     Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support interactive television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. Co-axial cable remains the most cost-effective and widely deployed means of carrying two-way television and Internet services to residential subscribers.

     Groups of approximately 600 or less cable customer homes are served from each optical node in a cable architecture commonly referred to as fibre to the feeder (“FTTF”). The FTTF plant provides bandwidth up to 750 Megahertz (“MHz”) or 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. The upstream bandwidth is projected to be sufficient to support multiple cable modem systems and data traffic from interactive digital set-top terminals for at least the next five years. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node. Fibre cable has been placed to

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permit a reduction of the node size from 600 to 300 homes by installing additional optical transceiver modules.

     Approximately 75% of the Company’s cable plant has been upgraded to 750/860 MHz FTTF architecture. Through the Company’s scheduled network upgrade program, most of the balance will be rebuilt to FTTF by the end of 2003. Some smaller communities and rural areas continue to use more traditional two-way cable architectures with 2,000 subscribers per node and 600 MHz bandwidth. Overall, 94% of Cable’s total cable plant was two-way addressable at December 31, 2002, with approximately 95% of its plant capable of transmitting 550 MHz of bandwidth or greater.

     The Company believes that the 750/860 MHz FTTF architecture provides it with significant advantages including more bandwidth for television and data services, improved picture quality, enhanced two-way capability, increased reliability and reduced maintenance. In addition, the Company’s clustered network of cable systems served by regional head-ends facilitates more rapid introduction of new services to subscribers with a lower capital cost.

OVERVIEW OF GOVERNMENT REGULATION

Canadian Radio-television and Telecommunications Commission (“CRTC”)

Canadian broadcasting operations, including the Company’s cable television systems are licenced and regulated by the CRTC pursuant to the Broadcasting Act (Canada). Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in the Broadcasting Act. The CRTC is also responsible under the Telecommunications Act (Canada) for the regulation of telecommunications carriers, including the Internet services provided by Cable.

Copyright Board of Canada

In accordance with the Copyright Act, the Copyright Board oversees the collective administration of copyright in Canada. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings including the Company.

Restrictions on Non-Canadian Ownership and Control

Non-Canadians are permitted to own and control directly or indirectly up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the board of directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee company level. The CRTC retains the discretion to determine as a question of fact whether a given licencee is controlled by non-Canadians.

     On May 10, 2001, the Minister of Canadian Heritage asked a Parliamentary Committee to conduct a review of the Broadcasting Act and examine, among other things, the current restrictions on foreign ownership of companies licenced under the Broadcasting Act.

     In November 2002, the Minister of Industry initiated a review process of Canada’s current restrictions on foreign ownership of telecommunications carriers in Canada with a view towards the possible relaxation or elimination of such rules. The Company supports and will participate in the review but cannot predict what, if any, changes might result from it. The Company has advocated the position that any such relaxation should apply equally to both telecommunications and cable television providers.

REGULATORY DEVELOPMENTS

A cable company may apply to deregulate the basic cable rate in certain of its cable television systems serving over 6,000 customers, subject to certain restrictions. Accordingly, during the course of 2001 and 2002, Cable applied for and received basic rate deregulation in all of its systems that were formerly basic cable rate regulated with the result that none of its systems are now basic rate regulated. In addition, in December 2001, the CRTC issued an exemption order that exempts certain small cable television systems with fewer than 2,000 subscribers from the requirement to hold a broadcasting licence, subject to

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certain restrictions. This exemption applies to 63 of Cable’s cable television systems in Newfoundland and New Brunswick. The Commission is considering whether to extend that exemption order to certain small cable systems with fewer than 6,000 subscribers. The Company expects this exemption, if it were available, to apply to three of its systems in Atlantic Canada.

     The Company is required to provide access to its competitors to its inside wire in single wired multiple dwelling units (“MDU”) buildings. In 2002, the CRTC approved a cost-based lease rate for such use in MDU buildings based on existing wiring.

COMPETITION

The Company’s cable television systems generally compete with two Canadian DTH satellite providers, the direct reception by antenna of over-the-air local and regional broadcast television signals, and with other distributors of multi-channel television signals to homes for a fee, including SMATV, MMDS, and U.S. DBS. The Company’s premium services, such as movie networks, superstations and pay-per-view services, also compete to varying degrees with other communications and entertainment media, including home video, movie theatres and live theatre. Since their launch in 1997, the two DTH providers licenced by the CRTC to operate in Canada (Bell ExpressVu LLP and Star Choice Communications Inc.) have become aggressive competitors to cable television systems in Canada. In addition, illegal access to U.S. DBS signals by individuals residing in Canada has become an increasing source of black and gray market competition for Canadian cable television systems. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licenced Canadian distributor, is prohibited in Canada. The decision has led to increased criminal and civil enforcement activity against black and gray market satellite television dealers in Canada.

     The Company’s objective is to offer the fullest possible and most widely available range of programming and services to its customers. In September 2001, Cable launched approximately 70 of the new Category 1 and Category 2 digital services licenced by the CRTC in 2000. Cable was the only distributor to offer third language Category 2 services and to date offers more third language digital services than any other Canadian distributor. In late 2001, Cable launched a digital offering consisting of high definition versions of the U.S. networks sourced from Detroit. In early 2002, Cable launched a timeshifting package that included distant Canadian conventional broadcast signals as well as a version the U.S. networks sourced from Seattle. In March 2002, Cable began offering high definition versions of selected pay and pay per view programming. To date, Cable has the largest and most diverse offering of services of any Canadian distributor, giving it a highly competitive offering relative to the Canadian DTH providers.

     The Company’s Internet access service competes generally with a number of other Internet Service Providers (“ISPs”), offering competing residential and commercial Internet access services. Many ISPs offer telephone dial-up Internet access services that provide significantly reduced download speed capabilities compared to broadband technologies such as cable modem or Digital Subscriber Lines (“DSL”) services. The Company’s Internet service competes directly with Bell Canada’s DSL Internet service in the high-speed Internet market in Ontario, and with the DSL Internet services of NB Tel and NewTel in some of Cable’s service areas in New Brunswick and Newfoundland, respectively.

     Rogers Video competes with other videocassette, DVD and video game sales and rental store chains, such as Blockbuster Inc. and Wal-Mart Stores Inc., as well as individually owned and operated outlets. Competition is principally based on location, price and availability of titles.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Intercompany Arrangements

The Company has entered into a number of agreements with certain of its parent and affiliated companies, including RWCI, and Rogers Media Inc. (“RMI” or “Media”), with respect to its operations, the most significant of which are summarized below. The transfer pricing with respect to these agreements, for the most part, is based on the participant pro rata share of actual costs or comparable market rates.

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Management Services Agreements

The Company has entered into management services agreements with its parent, Rogers Communications Inc. (“RCI”), under which RCI agrees to provide supplemental executive, administrative, financial, strategic planning, information technology and various other services to the Company. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice, (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service on the Company’s boards of directors and on committees of the boards of directors, advice and assistance in relationships with employee groups, internal audits, purchasing assistance and legal services. Pursuant to the terms of this management services agreement, the Company has agreed to pay to RCI certain fees in an amount equal to 2% of its respective consolidated revenue for each fiscal quarter, subject to certain exceptions. For the year ended December 31, 2002, payments to RCI by the Company, pursuant to these Management Services Agreements aggregated $31.7 million.

Cost Sharing Agreements

In order to take advantage of economies of scale and reduce overall costs, Cable, RWCI and RMI share with RCI certain costs including purchasing, human resources, customer call centres, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce and the Rogers Data Centre. Generally, these shared services are conducted in a division of RCI, being Rogers Shared Services (“RSS”). Generally, to the extent RSS incurs expenses, these expenses are reimbursed by the Company, RWCI and RMI, on a cost recovery basis, in accordance with the services provided on behalf of such subsidiaries by RSS.

     The Company and RWCI have entered into agreements to share on a pro rata basis the cost of certain microwave and fibre-optic transmission facilities. Since there are significant fixed costs associated with these transmission links, the Company and RWCI are able to achieve economies of scale by sharing these facilities, resulting in reduced capital costs. In addition, RWCI charges the Company for the use of RWCI’s data circuits, data transmissions and links.

     Pursuant to an agreement with the Company, RWCI invoices and provides collection services for those customers who receive services from both Cable and RWCI and choose to receive a consolidated invoice.

     Certain office space is leased by the Company from RWCI and certain space is leased from RCI.

     Cable and RWCI have also entered into agreements to co-operate in the offering of their respective products and services, including, in particular, through the Rogers Video retail outlets.

Related Party Transactions

During the year, the Company entered into various related party transactions that are described in Note 17 to the Consolidated Financial Statements.

DIVIDENDS

During the year, the Company paid dividends on the First Preferred shares of $5.4 million (2001 — $32.2 million) and dividends on the Company Class A Common shares of $57.6 million (2001 — nil). These dividends were paid to RCI and a wholly-owned subsidiary of RCI.

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OPERATING AND FINANCIAL RESULTS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

For purposes of this discussion, the financial results have been divided into the following categories (1) Core Cable; (2) Internet; and (3) Video Stores. Core cable revenues include revenues derived from analog and digital cable services. Analog cable service revenue consists of basic cable service fees plus extended basic (or tier) service fees, installation fees and access fees for use of channel capacity by third and related parties. Digital cable service revenue consists of digital channel service fees, including premium and specialty service fees, pay-per-view service fees, interactive television service fees and set-top terminal rental fees. Internet service revenue includes residential and commercial Internet access service and modem rental fees plus installation fees. Video Stores revenue includes the sale and rental of videocassettes, DVDs, video games and confectionery, as well Video earns commissions acting as an agent to sell other Rogers’ services such as Internet, digital cable and wireless.

Cable operating expenses consist of (1) costs of programming services; (2) costs for connectivity and services related to Cable’s Internet service offering; (3) costs of Video store merchandise and depreciation related to the acquisition of rental offerings; (4) sales and marketing expenses; (5) technical service expenses; (6) customer care expenses; (7) community television expenses; and (8) general and administrative expenses. Cost of programming includes the monthly contracted payments for the acquisition of programming paid directly to the broadcaster as well as to copyright collectives and the Canadian Television Fund. Internet cost of sales includes primarily interconnectivity and usage charges and the cost of e-mail mailboxes. Prior to October 2001, the Company made royalty payments to At Home Corporation (“At Home”) based on a formula relating to a percentage of its Internet revenues and/or its subscriber balances. In exchange for these royalty payments, At Home provided the Company’s Internet subscribers with content and access to the Internet, including e-mail service. Video Stores’ costs of sales includes depreciation of the cost of video cassettes, games and DVDs as well as the direct cost of goods sold on non-rental merchandise. Sales and marketing expenses include sales and retention related advertising and customer communications as well as other acquisition costs such as sales support and commissions. Technical service includes the costs of operating and maintaining the cable network as well as certain customer service activity ranging from installations to repair. Customer care costs include the costs associated with the order-taking and billing inquiries of subscribers. Community television costs are a regulatory requirement and consist of the costs to operate a series of local community-based television stations, which traditionally have filled a unique and localized customer-oriented niche.

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Summarized Consolidated Financial Results

(In millions of dollars)
Years ended December 31,	2002	2001	% Chg

Operating revenue
Core cable	$1,095.7	$1,043.0	5.1
Internet	242.6	166.5	45.7
Video stores	263.0	228.3	15.2
Corporate items and eliminations	(4.9)	(4.8)	2.1

Total	$1,596.4	$1,433.0	11.4

Operating expenses
Core cable	$654.0	$603.2	8.4
Internet	142.3	108.1	31.6
Video stores	241.5	209.8	15.1
Corporate items and eliminations(2)	26.8	24.0	11.7

Total	$1,064.6	$945.1	12.6

Operating profit(1)
Core cable	$441.7	$439.8	0.4
Internet	100.3	58.4	71.7
Video stores	21.5	18.5	16.2
Corporate items and eliminations(2)	(31.7)	(28.8)	10.1

Operating profit before the following:(1)	$531.8	$487.9	9.0

Workforce reduction	5.9	—
Cable system integration and At Home termination costs	—	60.4
Depreciation and amortization	484.2	433.7

Operating income	$41.7	$(6.2)

Interest expense	208.6	162.6
Intercompany interest expense and dividends, net	(0.8)	(20.2)
Loss on repayment of long-term debt	20.9	—
Gain on sale of a subsidiary and investments	—	(34.0)
Foreign exchange loss	3.1	1.5
Write-down of investments	11.1	26.0
Other (income) expense	4.0	(0.7)
Income taxes expense (reduction)	(146.4)	5.3

Loss for the year	$(58.8)	$(146.7)

Operating profit as a percentage of revenue
Core cable	40.3%	42.2%
Internet	41.3%	35.1%
Video stores	8.2%	8.1%

Total	33.3%	34.0%

Property, plant and equipment expenditures(3)	$650.9	$749.7	(13.2)

(1)	Operating profit is defined as operating income before interest, income taxes, depreciation, amortization and non-recurring items (workforce reduction costs in 2002 and Cablesystem integration and At Home termination costs in 2001) and other non-operating and non-recurring items.

(2)	Includes management fees paid to RCI.

(3)	Excluding video rental inventory.

Operating Highlights and Significant Developments for 2002

•	an increase of over 160,000 net new Internet subscribers in 2002, representing a 33.5% increase in the total Internet subscriber base;

•	an increase of more than 129,000 net new digital cable television households, an increase of 47.6% from the opening position for 2002;

•	applied for and received basic rate deregulation in all systems that were formerly basic cable rate regulated leaving no systems rate regulated;

•	successfully completed the transition of the Internet customer base from the At Home network to company-owned network and platforms;

11

•	progressed closer to completion of the network rebuild increasing to 94% of Cable’s homes passed being two-way addressable, 98% of subscribers being digital capable, with at least 95% of the Cable plant capable of transmitting 550 MHz of bandwidth or greater and 75% at 750/850 MHz;

•	the commercial launch of VOD covering an area of 530,000 homes passed in Central Toronto, complete with a library of over 400 titles;

•	launched a suite of bundled offers combining analog cable, digital cable and Internet, which contributed to faster growth and lower churn of Internet and digital cable products;

•	added 12 new Rogers Video Stores, raising the total number of Video Stores to 272;

•	the Company reduced its workforce by 187 employees and incurred $5.9 million in costs, primarily related to severance, associated with this reduction;

•	successful issuance of $450 million notes offering in Canada and two U.S. notes offerings totaling US$550 million (approximately C$860.1 million), as well as the establishment of an amended and restated $1,075 million bank credit facility providing additional liquidity. Proceeds of these financings, together with $141.4 million from terminations of certain interest rate and cross-currency exchange agreements were used to repurchase US$280.2 million in U.S. dollar-denominated debt, prepay its $300 million Floating Rate Note, and repay outstanding bank debt and for general corporate purposes.

Cable Revenue and Subscribers

(Subscriber statistics in thousands)
Years ended December 31,	2002	2001	Chg	% Chg

Homes Passed (1)	3,103.2	3,041.2	62.0	2.0
Basic cable subscribers	2,270.4	2,286.4	(16.0)	(0.7)
Basic cable, net additions	(16.0)	(4.8)	(11.2)	—
Internet subscribers	639.4	478.8	160.6	33.5
Internet, net additions	160.6	160.1	0.5	0.3
Digital terminals in service	456.2	314.1	142.1	45.2
Digital terminals, net additions	142.1	113.0	29.1	25.8
Digital households	401.5	272.1	129.4	47.6
Digital households, net additions	129.4	100.0	29.4	29.4
VIP customers	593.0	497.5	95.5	19.2
VIP customers, net additions	95.5	138.1	(42.6)	(30.8)

(1)	December 31, 2001 homes passed includes adjustment of 59,700 associated with system swaps, acquisitions and true-ups.

Total Cable Revenue

For 2002, the Company’s consolidated revenue was $1,596.4 million, which represented growth of $163.4 million, or 11.4%, over $1,433.0 million in 2001.

Core Cable Revenue

Core cable revenue, which accounted for 68.6% of the total Company’s revenues in 2002, totalled $1,095.7 million, a $52.7 million, or 5.1%, increase over 2001. Analog service increased year-over-year by $20.6 million due partially to (1) an average rate increase of $2.88 per subscriber to approximately 600,000 subscribers effective August 1, 2002, (2) an average rate increase of $1.78 per subscriber to approximately 260,000 subscribers effective in October 2002 and (3) increases in tier pricing, offset by (4) a $4.4 million year-over-year reduction in revenue due to the sale of Cable’s Alaska cable systems to General Communication, Inc. in November 2001 and (5) the impact from the year-over-year loss of approximately 16,000 basic cable subscribers. The remaining $36.5 million increase is primarily attributable to increased revenues related to digital services and rental of equipment.

     Core Cable average monthly revenue per subscriber was $40.29 in 2002, an increase from $38.09 in 2001. The Company ended the year with 456,200 digital terminals in 401,500 households, increases of 45.2% and 47.6% over the prior year, respectively. At December 31, 2002, the penetration of digital

12

households as a percentage of basic households was 17.7%, up from the December 31, 2001 penetration of 11.9%. The growth of digital cable subscribers, as well of Internet subscribers as discussed below, was supported by the successful launch during the year of a suite of bundled offers combining analog cable, digital cable and Internet. Approximately 80,000 bundles have been sold since their introduction.

     In its analog cable service, the Company offers three expanded analog channel groupings called tiers in addition to its basic cable offering. At December 31, 2002, 81.9% of basic cable service customers also subscribed to one or more tier services, compared to 84.2% at December 31, 2001. The Company ended the year with approximately 593,000 ‘VIP’ customers who participate in the Company’s high-value customer loyalty program.

Internet Revenue

Internet revenue for 2002 grew by $76.1 million, or 45.7%, from the same period in 2001, reflecting the significant increase in the number of subscribers. Average revenue per Internet subscriber per month for 2002 was $37.13, an increase from $36.20 for 2001, reflecting price increases implemented during the year on the core Internet product offering and sales of the higher priced business Internet offering, partially offset by customer additions to the Company’s lower priced ‘Lite’ Internet product introduced during 2002. Year-over-year, the Internet subscriber base has grown by 160,600, or 33.5%, resulting in 28.2% penetration of Internet households as a percentage of basic subscribers and 20.6% penetration as a percentage of homes passed.

Video Store Revenue

Video Store revenue grew by $34.7 million, or 15.2%, to $263.0 million for 2002 due to the opening of 12 stores and to a 4.9% increase in same store revenues. Same stores are stores that were open for a full year in both 2002 and 2001. At the end of 2002, 95 of the 272 Rogers Video Stores were integrated Rogers Stores that offered access to a wide variety of Cable and Wireless products and services in addition to the core video rental and sale offerings.

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Cable Operating Expenses

Consolidated cable operating expenses in 2002 increased by $119.5 million, or 12.6%, over 2001, with $654.0 million related to core cable expenses, $142.3 million related to Internet expenses and $241.5 million related to video store expenses less $26.8 million related to inter-company transactions and management fees. Costs for core cable were increased year-over-year due to (1) programming costs associated with the increased sales of digital programming; (2) sales and marketing costs related to these new digital programming offerings and product bundles introduced during the year; and (3) increased customer service and network access costs. During the year, operating expenses included approximately $1.6 million associated with the partial subsidy on the sale to customers of approximately 19,300 digital set-top terminals. Digital terminals were not offered for sale in previous years.

     Internet operating expenses contributed $34.2 million of the overall increase in cable expenses, primarily due to the 33.5% increase in Internet subscribers as well as year-over-year increases in sales and marketing costs associated with the cost of acquiring new subscribers, partly offset by efficiencies gained by owning and operating its own Internet infrastructure following the migration from At Home.

     Video Stores expenses in 2002 contributed to the remainder of the overall increase in Cable expenses, and primarily reflect the initial and ongoing expenses associated with the opening of 12 new stores during the year.

Cable Operating Profit

For 2002, consolidated Cable operating profit grew by $43.9 million or 9.0% over the same period in 2001, from $487.9 million to $531.8 million. Core cable operating profit increased by $1.9 million, or 0.4%, as the impact of higher revenues from price increases and increased digital penetration exceeded the increasing costs of supporting subscribers and the loss of basic and tier subscribers over the year. Internet operating profit grew by $41.9 million, or 71.7%, as a result of continuing scale efficiencies created from subscriber growth and the cost savings associated with moving from the At Home network, resulting in decreased average operating costs. Video Stores operating profit increased by $3.0 million, or 16.2%, as revenue growth outpaced cost growth due primarily to related operating efficiencies and improved margins on the sale of products.

     The revenue and expense changes described above led to a modest decline in the combined Cable and Internet operating margin from 41.2% in 2001 to 40.5% in 2002, reflecting the decline in core cable operating margins from 42.2% to 40.3% partially offset by strong Internet operating margin growth from 35.1% to 41.3%, while the video store operating margins grew to 8.2% from 8.1%.

Segmented Reporting of Cable Results

With the migration from At Home to Cable’s own infrastructure, Internet service has essentially become another core cable product that leverages the Company’s cable infrastructure and which, for the most part, shares the same physical infrastructure and sales, marketing and support resources as other core cable offerings. This, combined with the Company’s expanded bundling of cable television and Internet services, has increasingly led to allocations of bundled revenues and network and operating costs between the core cable and Internet segments of Cable. As such, beginning in 2003, reporting of the core cable and Internet segments of the Cable segment will be combined. The Company will continue to provide separate statistical information on its Internet subscribers as it does for the digital cable subscriber subset of its core cable operations.

Other Income and Expense

Other income and expense represents the consolidated income and expense items, as detailed in the Summarized Consolidated Financial Results section, that are required to reconcile operating profit with net income (loss) as defined under Canadian GAAP.

Workforce Reduction Costs

During the fourth quarter of 2002, the Company reduced its workforce by 187 employees in the technical service, network operations and engineering departments and incurred $5.9 million in costs, primarily related to severance and other termination benefits, associated with this reduction. Of this amount, $4.0 million had not been paid at December 31, 2002. In addition to these employee separations, the Company eliminated approximately 62 contract positions.

Loss on Repayment of Long-Term Debt

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During the year, the Company repurchased or redeemed approximately US$280.2 million principal amount of U.S. dollar-denominated long-term debt and incurred a net loss on these transactions of $20.9 million as described in note 10(l) of the Consolidated Financial Statements.

Writedown of Investments, Net of Gains or Losses on the Sale of Investments

During the year, the Company reviewed the carrying value of all investments and determined a writedown in the amount of $11.1 million was required.

Foreign Exchange (Gain) Loss

Commencing January 1, 2002, the Company adopted the amended standards (CICA Handbook Section 1650) with respect to accounting for exchange gains or losses on translating long-term debt. Under this standard, long-term debt-denominated in U.S. dollars is translated into Canadian dollars at the year end rate of exchange or at the hedge rate of exchange when cross-currency exchange agreements are in effect. Exchange gains or losses on translating this long-term debt are recognized immediately on the statement of income, whereas previously, these gains or losses were deferred and amortized over the life of the long-term debt to which they related. As a result of this change, the 2001 results were restated as detailed in Note 2(e) of the Consolidated Financial Statements.

Depreciation and Amortization

Depreciation and amortization in 2002 was $484.2 million, an increase of $50.5 million, or 11.6%, from $433.7 million in the prior year. Increased depreciation and amortization expense was primarily due to increased PP&E levels.

Interest Expense

Interest expense on long-term debt increased from $162.6 million in 2001, to $208.6 million in 2002. Interest expense increased by approximately 28.3% with the increase attributable to the increase in long-term debt in 2002 compared to the previous year and also because a greater portion of the Company’s long-term debt was at fixed interest rates in 2002.

Income taxes

Income tax expense is calculated under Canadian GAAP as outlined in Note 15 to the Consolidated Financial Statements.

Loss

The loss for the year was $58.8 million or $0.29 per share on a basic and diluted basis compared to a loss of $146.7 million or $0.82 per share in 2001.

Employees

The Company ended the year with approximately 5,300 full time equivalents (“FTEs”), relatively unchanged from prior year levels. FTE levels were flat as a result of reductions in staff levels in the core cable operations offset by an increase in staff levels to support the growth of the Internet business and growth in staff levels at Video as a result of store openings during the year.

Property, Plant and Equipment Expenditures

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital intensive. PP&E expenditures generally fall into broad groupings including network, subscriber equipment, and general. For 2002, the Company’s PP&E expenditures decreased $98.8 million or 13.2% from 2001 to total $650.9 million. The largest factors driving the decline were the non-recurring costs in 2001 related to the construction of its own Internet network and platforms associated with the transition from At Home, offset by higher spending in 2002 on cable network rebuild projects. Associated with the cable network rebuild program, at the end of 2002 approximately 94% of the Company’s homes passed were two-way addressable, 98% of subscribers were digital capable, with at least 95% of the Cable plant capable of transmitting 550 MHz of bandwidth or greater and 75% at 750/850 MHz.

     In late 2002, the U.S. cable television industry, organized under the National Cable Television Association (“NCTA”), jointly developed and agreed to a standardized set of PP&E expenditure reporting categories that the companies would follow to enable easier comparisons between the PP&E expenditures of the companies. Under the NCTA’s definitions, PP&E expenditures fall into the following five categories (1) Customer Premise Equipment (“CPE”), which includes the equipment and the

15

associated installation costs; (2) Scaleable Infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements; (3) Line Extensions, which includes network costs to enter new service areas; (4) Upgrade/Rebuild, which includes the costs to modify or replace existing coax and fiber networks; and (5) Support Capital which includes the costs associated with the replacement or enhancement of non-network assets.

     The PP&E expenditures of Rogers Cable broken down by the NCTA’s broadly defined categories are as follows:

(In millions of dollars)
Years ended December 31,	2002	2001

Cable PP&E Expenditures
Customer Premise Equipment	$225.5	$230.7
Scalable Infrastructure	94.7	223.4
Line Extensions	59.4	51.3
Upgrade/Rebuild	179.7	131.1
Support Capital	83.6	96.5

Total Cable (excluding Video Stores)	$642.9	$733.0

Video Stores	8.0	16.7

Total Rogers Cable	$650.9	$749.7

Cable Risks and Uncertainties

The cable business is subject to several operating risks and uncertainties that may result in a material adverse effect on the business and financial results as outlined below.

     It is expected that a substantial portion of future growth will be achieved from new and advanced cable products and services. Accordingly, the Company has invested significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services, and has invested significant resources in the development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable services that are offered. Alternatively, the Company may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The Company’s failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for cable services, could slow revenue growth and have a material adverse effect on Cable’s business and financial condition.

     The Company is a wholly-owned subsidiary of RCI as a result of its direct and indirect ownership of the Company’s capital stock. Accordingly, RCI can, subject to applicable law, elect all of the directors of the Company, cause individuals who are employees of or control RCI to be appointed as officers and directors of the Company, and otherwise control the outcome of virtually all matters required to be submitted to shareholders of the Company. RCI, as the Company’s controlling shareholder, and the directors, officers and employees of RCI and its other subsidiaries who are directors and officers of the Company, are in positions involving the possibility of conflicts of interest with respect to various transactions concerning the Company. There can be no assurance that any such conflict will be resolved in the Company’s favour. In addition, actions taken by RCI and the financial condition of both RCI, both matters over which the Company has no control, may affect the Company.

     Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, Internet Service Providers (“ISPs”) and video sales and rental services in Canada. Cable faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. The ability to attract and retain customers is also highly dependent on the quality and reliability of service provided, as well as execution of business processes in relation to services provided by competitors. Competitors of cable include DTH satellite providers, and other distributors of multi-channel television signals to homes for a fee, including “grey market’’ satellite service providers, which are U.S. DBS providers whose signals are not sold but can be acquired in Canada, MMDS operators, SMATVs, and over-air television broadcasters. Other competitors of the cable television business are providers of “black market”, pirate systems to Canadian customers which allow customers to take, without paying a fee,

16

programming services from U.S. satellite providers by defeating the operation of the systems preventing unauthorized access. Competitors of the high-speed Internet business include other ISPs offering competing residential and commercial Internet access services. Competitors of the videocassette, DVD and video games sales and rental business include other video rental and retail outlets, as well as alternative entertainment media, such as theatres, pay-per-view services and broadcasting services, as well as competition from emerging VOD, services introduced by cable television providers.

     The Canadian Broadcasting Distribution Regulations do not allow the Company or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems.

     An increasing component of the Company’s PP&E expenditures will be to support a series of more advanced services. These services include Cable’s Internet, digital television, VOD and other enhanced services that require advanced subscriber equipment. A substantial component of the capital required to support these services will be demand driven. As a result, forecasting PP&E expenditure levels for the Company will likely become less precise.

     There were over 60 digital specialty channels that became available in Canada in the latter portion of 2001. The Company believes that subscriber selection of these digital specialty service channels, whether individually, in pre-set theme packs or in customer-designed channel packages, will provide a consistent and growing stream of new revenue. In addition, the ability to attract subscribers to digital cable service is enhanced by the expanded variety of programming choices that are currently available. If a number of programmers that supply digital specialty channels face financial or operational difficulty sufficient to cease their operations, and the number of digital specialty channels decreases significantly, it may have a significant negative impact on cable revenue.

     The Company has been required by the CRTC to provide access to the Company’s cable systems by third party ISPs at mandated wholesale rates. The CRTC has approved cost-based rates for third party Internet access service and is currently considering proposed rates for third party interconnection and other outstanding terms and conditions of the service. As a result of the requirement that the Company provides access to third party ISPs, the Company may experience increased competition at retail for high-speed Internet subscribers. In addition, these third party providers would utilize network capacity that the Company could otherwise use for its own retail subscribers.

     The Company requires access to support structures and to municipal rights of way in order to deploy facilities. Where access cannot be secured, the Company may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the CRTC’s jurisdiction to establish the terms and conditions of access to the support structure of hydroelectric utilities, as well as to municipal rights of way, has been challenged in the courts. In a recent decision, the Federal Court of Appeal has determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. This decision has been appealed to the Supreme Court of Canada. If the Federal Court of Appeal decision is permitted to stand, the costs of obtaining access to support structures of hydroelectric companies could be substantially increased. A number of municipalities have also appealed a decision of the CRTC asserting jurisdiction over the terms and conditions of access to municipal rights of way by telecommunications carriers and distribution undertakings such as the Company. The Federal Court of Canada has denied this appeal. The municipalities will now seek leave to the Supreme Court of Canada. If leave is granted and the appeal is successful, the costs of deploying facilities in urban areas could also be significantly increased.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s loss for the fiscal year ended December 31, 2002 was $58.8 million compared to a loss of $146.7 million in 2001. This $87.9 million decrease in its loss was caused by several factors the most significant of which was a non-cash reduction in future tax expense in 2002 of $152.9 million, as compared to 2001.

     Cash generated from operations before changes in working capital, which is calculated by adding back all non-cash items such as depreciation and amortization to the loss for the year, increased to $361.4 million in 2002 from $313.6 million in 2001. The $47.8 million increase is mainly the result of a $43.9 million increase in operating profit.

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     Taking into account the changes in working capital for the 2002 fiscal year, cash generated from operations decreased by $45.8 million to $306.3 million compared to $352.1 million in the previous year.

     In aggregate, other sources of funds totalled approximately $1,546.1 million. The sources of these funds were: (1) $450.0 million Senior Secured Notes issued by Cable in February 2002; (2) two U.S. note offerings totaling US$550.0 million (C$860.1 million) issued in April 2002; (3) $37.0 million in net drawdowns under the Company’s bank credit facility; (4) $141.4 million in proceeds received upon the termination of certain cross-currency interest rate exchange agreements; and (5) $57.6 million from the issuance of Class B Common stock to RCI as compensation for the utilization of the Company’s tax losses. In aggregate, the Company’s total sources of funds during 2002 totalled $1,852.4 million.

     The funds used totalled approximately $1,840.3 million comprised of: (1) funding of net fixed asset additions of $646.7 million together with $59.3 million of additions to videocassettes and DVD inventory; (2) the repurchase or redemption of US$280.2 million aggregate principal amount of U.S. dollar-denominated long-term debt for $438.8 million and $21.8 million of premiums; (3) the prepayment of the $300 million Senior Secured Floating Rate Notes; (4) the net repayment of $281.1 million of intercompany advances from Rogers Communications Inc.; (5) the payment of a total of $63.0 million of dividends which was comprised of a $57.6 million dividend on the Company’s Class A Common shares and a $5.4 million dividend on its First Preferred shares; (6) $29.4 million of deferred charges; and (7) a $0.2 million reduction in capital leases.

     As a result of the above, $12.1 million of cash was generated during the year. Taking into account the $8.4 million cash deficiency at the beginning of the year, cash on hand at 2002 year end was $3.7 million.

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FINANCING

The Company’s long-term financial instruments are described in the Notes to the Consolidated Financial Statements. Financing activity is outlined below.

     In 1997, Rogers Communications Inc. provided a limited recourse guarantee of Cable’s bank credit facility. Recourse under the guarantee was limited to the pledge of shares of Rogers Wireless Communications Inc. or other marketable securities having a value of at least $200 million. In January 2002, the Company entered into a new amended and restated bank credit facility which provides up to $1.075 billion and, upon cancellation of previous bank credit facility, the Rogers Communications Inc. guarantee and pledge of shares of Rogers Wireless Communications Inc. were released.

     The Company’s new amended and restated bank credit facility is comprised of two tranches (1) the $600 million Tranche A that matures on January 2, 2009; and (2) the $475 million Tranche B that reduces by 25% annually on each of January 2, 2006, 2007, 2008 and 2009. The Tranche B Credit Facility will mature as described above unless previously terminated on March 14, 2005 if the Company’s 10% Senior Secured Second Priority Notes due 2005 are not repaid by refinancing or otherwise on or prior to October 14, 2004, or on November 30, 2007 if the Company’s 10% Senior Secured Second Priority Debentures due 2007 are not repaid, by refinancing or otherwise, on or prior to June 30, 2007.

     On February 5, 2002, the Company issued $450 million 7.60% Senior Secured Second Priority Notes due February 6, 2007. On April 30, 2002, Cable issued US$350 million 7.875% Senior Secured Second Priority Notes due May 1, 2012 and US$200 million 8.75% Senior Secured Second Priority Debentures due May 1, 2032.

     Certain interest rate and cross-currency exchange agreements were terminated during the year in the aggregate notional amount of US$411.0 million, which resulted in cash proceeds of $141.4 million.

     The Company used a portion of the funds received from its three debt issues discussed above, together with the proceeds from the termination of certain interest rate and cross-currency exchange agreements discussed above to prepay its $300 million Senior Secured Floating Rate Note and to repurchase, and in some cases redeem, certain of its U.S. dollar-denominated debt in the aggregate principal amount of US$280.2 million. The remainder of the funds was used to fund PP&E expenditures and for general corporate purposes.

     The Company’s required repayments on all long-term debt in the next five years totals $984.5 million of which $412.8 million is for the repayment of the Company’s 10% Senior Secured Notes due 2005 and $568.2 million is for the repayment of the Company’s 7.60% Senior Second Priority Notes due 2007 and 10% Senior Secured Second Priority Debentures due 2007.

     The Company expects to continue to incur significant PP&E expenditures. In 2003, the Company expects PP&E expenditures to be between $500 million to $525 million. While the Company expects operating profit to increase in 2003, the Company expects a net cash shortfall in 2003. The Company believes that it will have sufficient capital resources to satisfy its cash funding requirements in 2003 taking into account cash from operations and amounts available to be borrowed under its amended and restated bank credit facility.

     Of all of the Company’s debt instruments, the terms of the bank credit facility generally impose the most restrictive limitations on its operations and activities governed by these agreements. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to operating profit. The Company is currently in compliance with all of the covenants under its respective debt instruments and expects to remain in compliance with all of these covenants. Based on the Company’s most restrictive covenants at December 31, 2002, it could have borrowed approximately $1.55 billion of additional long-term debt, of which $1.038 billion could have been borrowed under its bank credit facility.

     On September 25, 2002, Moody’s Investor Services placed its ratings on the Company’s senior secured and senior subordinated public debt under review for possible downgrade. On February 10, 2003, Moody’s revised its ratings on the Company’s senior secured and senior subordinated public debt downward from Baa3 and Ba1 to Ba2 and Ba3 respectively, with a stable outlook.

INTEREST RATE AND FOREIGN EXCHANGE MANAGEMENT

The Company uses derivative financial instruments to manage its risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency exchange

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agreements and, from time-to-time, foreign exchange option agreements and foreign exchange forward contracts.

     All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments. In order to minimize the risk of counterparty default under these agreements, the Company assesses the creditworthiness of these counterparties. At December 31, 2002, all of the Company’s counterparties in these agreements are financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA-.

     The incurrence of U.S. dollar-denominated debt has caused substantial foreign exchange exposure as Cable’s operating cash flow is almost exclusively denominated in Canadian dollars. The Company has established a target of hedging at least 50% of its foreign exchange exposure through the use of instruments outlined above. At December 31, 2002, the Company had U.S. dollar-denominated long-term debt of US$1,030.0 million (2001 — US$760.2 million). At December 31, 2002, US$883.4 million (2001 — US$744.5 million) or 85.8% (2001 — 97.9%) is hedged with cross-currency interest rate exchange agreements at an average exchange rate of C$1.5066 (2001 — $1.3275) to US$1.00. The US$138.9 million increase in U.S. dollar-denominated long-term debt hedged with respect to exchange rates is a result of (i) the termination of US$411.0 million notional amount of cross-currency interest rate exchange agreements; and (ii) entering into an aggregate of US$550 million notional amount of new cross-currency interest rate exchange agreements in order to hedge fluctuations in the exchange rate of Cable’s two new U.S. dollar-denominated debt issuances completed in April 2002. The increase in the average exchange rate in 2002 to $1.5066 from $1.3275 in 2001 was due to the new US$550 million notional amount of interest rate and cross-currency agreements entered into in 2002 having higher exchange rates than the exchange rates in the aggregate US$411.0 million notional amount of such agreements that were terminated during the year.

     The cross-currency interest rate exchange agreements have the effect of converting the interest rate on US$883.4 million of long-term debt from an average U.S. dollar fixed interest rate of 8.875% per annum to a weighted average Canadian dollar fixed interest rate of 9.735% per annum on $1,331.0 million.

     Total long-term debt at fixed interest rates at December 31, 2002 was $2,346.1 million (2001 — $829.7 million) or 99.7% (2001 — 51.3%) of total long-term debt. The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2002, including the effect of the interest rate and cross-currency exchange agreements, was 9.39% per annum (2001 — 8.36%)

     The Company will continue to monitor its hedged position with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may supplement its hedged position with respect to foreign exchange fluctuations and/or interest rates in the future by entering into cross-currency interest rate exchange agreements and/or by using other hedging instruments.

     The following table summarizes the effect of changes in the foreign exchange rate on the unhedged portion of the Company’s U.S. dollar-denominated debt and the resulting change in the principal carrying amount of debt, interest expense and earnings per share based on a full year impact.

	Change in debt	Change in
	principal	interest	Earnings
Change in C$ versus US$(1)	amounts	expense	per share(2)

	($ millions)	($ millions)
$0.01	$1.5	$0.2	$0.007
$0.03	4.4	0.5	0.022
$0.05	7.3	0.8	0.037
$0.10	14.7	1.5	0.074

(1)	Canadian equivalent of unhedged U.S. dollar-denominated debt if U.S. dollar costs an additional Canadian cent.

(2)	Assumes no income tax effect. Based on the number of shares outstanding as at December 31, 2002.

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FIVE-YEAR FINANCIAL SUMMARY

Years ended December 31
(thousands of dollars, except per share amounts)	2002	2001	2000	1999	1998

Income Statement
Operating revenue	$1,596,401	$1,433,029	$1,291,161	$1,148,519	$1,027,037
Operating profit(1)	531,735	488,024	431,833	388,049	377,962
Net income (loss)(2)	(58,830)	(146,705)	(15,370)	(6,430)	12,753

Cash Flow
Cash flow from operations(3)	$361,431	$313,581	$287,143	$177,974	$179,247
Property, plant and equipment	650,871	749,747	650,349	412,606	295,743

Per Share
Weighted average outstanding number of shares (000s)	218,166	218,166	196,034	119,070	100,000
Loss per share(2)	$(0.29)	$(0.82)	$(0.28)	$(0.35)	$(0.56)

Balance Sheet
Total assets(2)	$3,806,778	$3,661,722	$3,557,043	$3,127,765	$2,962,948
Property, plant and equipment (net)	2,556,847	2,373,625	1,978,223	1,685,090	1,526,433
Long-term debt	2,353,055	1,617,143	1,619,710	1,320,349	1,948,745
Shareholders’ equity (deficiency)(2)	902,041	1,090,916	1,470,206	902,259	(344,117)

(1)	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items and is a standard measure that is commonly reported and widely used in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or alternative for net income or cash flow, in each case as determined in accordance with GAAP.

(2)	Effective January 1, 2002, the Company adopted the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on foreign currency translation. As a result of this adoption, the Company’s results for the years ended December 31, 2001, 2000, 1999 and 1998 have been restated. See Note 2(e) to the Consolidated Financial Statements.

(3)	Cash flow from operations before changes in working capital amounts.

21

QUARTERLY SUMMARY — 2002

(in thousands of dollars, except
per share amounts and subscriber information)	Dec. 31	Sep. 30	Jun. 30	Mar. 31

Income Statement
Operating revenue
Cable services	$281,630	$275,884	$270,281	$267,941
Internet services	69,341	63,108	58,772	51,414
Video store operations	72,847	66,628	61,613	61,907
Corporate items and eliminations	(1,372)	(1,199)	(1,605)	(789)

Total operating revenue	422,446	404,422	389,061	380,473

Operating profit before the following:	$147,939	$131,731	$128,339	$123,726
Workforce reduction	5,850	—	—	—
Cable system integration and At Home termination costs	—	—	—	—
Depreciation and amortization	125,308	119,265	122,078	117,573

Operating income (loss)	16,781	12,466	6,261	6,153
Interest expense	59,731	58,512	50,408	39,994
Intercompany interest expense and dividends, net	(172)	(1,438)	(1,316)	2,166
Loss on repayment of long-term debt	—	792	20,088	—
Gain on sale of a subsidiary and investments	—	—	—	—
Foreign exchange loss (gain)	1,228	3,663	(2,394)	593
Write-down of investment	1,636	—	7,500	2,000
Other (income) expense	927	1,931	1,216	(187)
Income tax expense (reduction)	(17,139)	(16,575)	(115,043)	2,370

Net income (loss)	$(29,430)	$(34,419)	$45,802	$(40,783)

Net income (loss) per share	$(0.14)	$(0.16)	$0.20	$(0.19)
Operating profit margin %
Cable services	41.7%	39.4%	40.1%	40.0%
Internet services	43.4%	40.0%	41.6%	39.9%
Video store operations	12.1%	8.9%	5.1%	5.9%
Total Cable	35.0%	32.6%	33.0%	32.5%
Cash flow from operations	$97,606	$82,708	$90,895	$90,222
Property, plant and equipment expenditures	187,199	163,460	165,940	134,272
Total Assets	3,806,778	3,755,352	3,875,543	3,683,778
Property, plant and equipment, net	2,556,847	2,493,666	2,448,580	2,398,331
Shareholders’ equity	902,041	932,921	1,093,376	1,048,890
Basic cable subscribers	2,270,400	2,260,900	2,263,200	2,268,000
Internet subscribers	639,400	594,200	540,900	499,900
Digital households	401,500	369,000	305,600	259,500

(1)	Cash flow from operations before changes in working capital amounts.

22

QUARTERLY SUMMARY — 2001

(in thousands of dollars, except per share
amounts and subscriber information)	Dec. 31	Sep. 30	Jun. 30	Mar. 31

Income Statement
Operating revenue
Cable services	$261,146	$261,843	$262,626	$257,454
Internet services	47,602	43,522	39,823	35,581
Video store operations	64,767	56,583	52,124	54,827
Corporate items and eliminations	(1,679)	(1,303)	(951)	(936)

Total operating revenue	371,836	360,645	353,622	346,926

Operating profit before the following:	$125,280	$123,030	$121,456	$118,258
Workforce reduction	—	—	—	—
Cable system integration and At Home termination costs	43,974	500	6,165	9,797
Depreciation and amortization	122,715	107,931	105,139	98,044

Operating income (loss)	(41,409)	14,599	10,152	10,417
Interest expense	40,423	41,193	39,424	41,550
Intercompany interest expense and dividends, net	(3,842)	(3,900)	(4,522)	(7,928)
Loss on repayment of long-term debt	—	—	—	—
Gain on sale of a subsidiary and investments	(34,002)	—	—	—
Foreign exchange loss (gain)	214	963	(938)	1,213
Write-down of investment	26,000	—	—	—
Other (income) expense	31	609	(870)	(468)
Income tax expense (reduction)	1,567	1,472	1,070	1,205

Net income (loss)	$(71,800)	$(25,738)	$(24,012)	$(25,155)

Net income (loss) per share	$(0.35)	$(0.16)	$(0.15)	$(0.16)
Operating profit margin %
Cable services	41.8%	42.0%	42.5%	42.4%
Internet services	35.1%	35.0%	35.2%	35.1%
Video store operations	10.7%	9.0%	6.0%	6.2%
Total Cable	33.7%	34.1%	34.3%	34.1%
Cash flow from operations	$53,843	$90,109	$86,910	$82,719
Property, plant and equipment expenditures	273,970	173,047	151,471	151,259
Total Assets	3,661,722	3,909,677	3,852,647	3,777,714
Property, plant and equipment, net	2,373,625	2,217,622	2,141,442	2,084,233
Shareholders’ equity	1,090,916	1,531,101	1,565,166	1,598,076
Basic cable subscribers	2,286,400	2,276,800	2,279,500	2,296,800
Internet subscribers	478,800	422,600	378,700	346,900
Digital households	272,100	247,000	203,700	190,900

(1)	Cash flow from operations before changes in working capital amounts.

23

Consolidated Financial Statements of

ROGERS CABLE INC.

Years ended December 31, 2002 and 2001

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3	Telephone (416) 228-7000 Telefax (416) 228-7123 www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Rogers Cable Inc. as at December 31, 2002 and 2001 and the consolidated statements of income, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada January 31, 2003

ROGERS CABLE INC.

Consolidated Balance Sheets (In thousands of dollars)

December 31, 2002 and 2001

	2002	2001

Assets
Property, plant and equipment (note 4)	$2,556,847	$2,373,625
Goodwill (note 5(a))	926,445	926,445
Other intangible assets (note 5(b))	1,040	1,560
Investments (note 6)	100,799	111,935
Cash and cash equivalents	3,696	—
Accounts receivable, net of allowance for doubtful accounts of $10,120 (2001 - $7,465)	91,616	111,365
Deferred charges (notes 2(e) and 7)	50,063	47,151
Other assets (note 8)	76,272	89,641

	$3,806,778	$3,661,722

Liabilities and Shareholders’ Equity
Liabilities:
Bank advances, arising from outstanding cheques	$—	$8,427
Long-term debt (note 10)	2,353,055	1,617,143
Notes payable to parent company (note 11)	204,500	485,600
Accounts payable and accrued liabilities	288,143	369,147
Due to parent and affiliated companies (note 17(a))	23,783	34,907
Unearned revenue	35,256	27,280
Future income taxes (note 15)	—	28,302

	2,904,737	2,570,806
Shareholders’ equity (notes 2(e) and 12)	902,041	1,090,916

	$3,806,778	$3,661,722

Commitments (note 19)
Contingent liabilities (note 20)
Canadian and United States accounting policy differences (note 22)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

_________________________________ Director

_________________________________ Director

ROGERS CABLE INC.
Consolidated Statements of Income
(In thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

	2002	2001

Operating revenue	$1,596,401	$1,433,029
Operating, general and administrative expenses	1,032,921	916,224
Management fees (note 17(b)(i))	31,745	28,781

Operating income before the following	531,735	488,024
Workforce reduction (note 14)	5,850	—
Cable system integration and At Home termination costs (note 13)	—	60,436
Depreciation and amortization	484,224	433,829

Operating income (loss)	41,661	(6,241)
Interest:
Long-term debt	208,645	162,590
Notes payable to Rogers Communications Inc. (note 11)	4,687	12,036

	213,332	174,626

	(171,671)	(180,867)
Dividend income from affiliated companies (note 6(b)(ii))	5,447	32,228
Write-down of investments (notes 6(a)(i) and 6(c))	(11,136)	(26,000)
Gain on sale of a subsidiary (note 3(b))	—	17,807
Gain on sale of investments (note 6(a)(ii))	—	16,195
Loss on repayment of long-term debt (note 10(l))	(20,880)	—
Foreign exchange loss (note 2(e))	(3,090)	(1,452)
Other income (expense)	(3,887)	698

Loss before income taxes	(205,217)	(141,391)
Income tax expense (reduction) (note 15):
Current	6,515	5,314
Future	(152,902)	—

	(146,387)	5,314

Loss for the year	$(58,830)	$(146,705)

Basic and diluted loss per share (note 16)	$(0.29)	$(0.82)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Statements of Deficit
(In thousands of dollars)

Years ended December 31, 2002 and 2001

	2002	2001

Deficit, beginning of year:
As previously reported	$(1,640,234)	$(1,449,690)
Adjustment related to change in accounting for foreign currency translation (note 2(e))	(7,701)	(19,312)

As restated	(1,647,935)	(1,469,002)
Loss for the year	(58,830)	(146,705)
Dividends on preferred shares	(5,447)	(32,228)
Dividends on common shares	(57,600)	—
Distribution to 610829 British Columbia Ltd. (note 6(b)(i))	(124,600)	—

Deficit, end of year	$(1,894,412)	$(1,647,935)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Statements of Cash Flows
(In thousands of dollars)

Years ended December 31, 2002 and 2001

	2002	2001

Cash provided by (used in):
Operating activities:
Loss for the year	$(58,830)	$(146,705)
Adjustments to reconcile the loss for the year to net cash flows from operating activities:
Depreciation and amortization	540,749	466,592
Future income taxes	(152,902)	—
Foreign exchange loss (gain)	(1,162)	1,452
Loss on sale of property, plant and equipment	1,560	—
Loss on repayment of long-term debt	20,880	—
Write-down of investments	11,136	26,000
Equity loss in At Home Canada, net	—	244
Gain on sale of a subsidiary and investments	—	(34,002)

	361,431	313,581
Change in non-cash working capital items (note 9(a))	(55,162)	38,474

	306,269	352,055
Financing activities:
Issue of long-term debt	2,282,130	515,500
Repayment of long-term debt	(1,674,078)	(519,519)
Premium on repayment of long-term debt (note 10(l))	(21,773)	—
Proceeds on termination of cross-currency interest rate exchange agreements (note 10(l))	141,380	—
Issue of capital stock to parent company (note 12(a)(ii))	57,602	—
Issue of notes payable to parent company (note 11)	216,500	981,000
Repayment of notes payable to parent company (note 11)	(497,600)	(495,400)
Dividends paid	(63,047)	(32,228)

	441,114	449,353
Investing activities:
Additions to property, plant and equipment	(650,871)	(749,747)
Proceeds on sale of property, plant and equipment	4,296	—
Additions to video rental inventory	(59,304)	(36,880)
Additions to deferred charges	(29,381)	(5,910)
Acquisition of Rogers Cable Atlantic Inc. (note 3(a))	—	(88,856)
Proceeds on sale of a subsidiary (note 3(b))	—	29,366
Proceeds on sale of investments (note 6(a)(ii))	—	16,195

	(735,260)	(835,832)

Increase (decrease) in cash and cash equivalents	12,123	(34,424)
Cash and cash equivalents (deficiency), beginning of year	(8,427)	25,997

Cash and cash equivalents (deficiency), end of year	$3,696	$(8,427)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information and disclosure of non-cash transactions see note 9.

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

1.	Nature of business:

Rogers Cable Inc. (“RCAB”) is a wholly-owned subsidiary of Rogers Communications Inc. (“RCI”). RCAB owns and operates cable television systems, a chain of video stores, and provides Internet access service through its cable network. Rogers Cable Inc. and its subsidiary companies are collectively referred to herein as the “Company”.

2.	Significant accounting policies:

(a)	Consolidation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of RCAB and its subsidiary companies. Material intercompany transactions and balances are eliminated on consolidation.

Other investments are recorded at cost and are written down when there is evidence that a decline in value that is other than temporary has occurred.

(b)	Property, plant and equipment:

Property, plant and equipment (“PP&E”) are recorded at purchased cost. During construction of new cable areas or during the rebuilding of cable television systems, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

The cost of the initial subscriber installation is capitalized. Costs of all other connections and disconnections are expensed.

The Company reviews the recoverability of property, plant and equipment annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets. As at December 31, 2002 and 2001, no impairment in the carrying amount had occurred.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

2.	Significant accounting policies (continued):

(c)	Depreciation:

Property, plant and equipment and video rental inventory are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Diminishing balance	5%
Towers and headends	Straight line	10%
Distribution cable and subscriber drops	Straight line	6-2/3% - 10%
Converters, modems and set-top terminals	Straight line	20% - 33-1/3%
Programming and other equipment	Diminishing balance	Mainly 20% and 30%
Computer equipment	Straight line	25%
Leasehold improvements	Straight line	Over term of lease
Video rental inventory	Diminishing balance	6 months

Depreciation expense for video rental inventory is charged to operating expenses and amounted to $56,525,000 in the year ended December 31, 2002 (2001 — $32,215,000).

(d)	Business combinations, goodwill and other intangible assets:

In 2001, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581, “Business Combinations”, and 3062, “Goodwill and Other Intangible Assets”. The new standards mandate the purchase method of accounting for business combinations initiated on or after July 1, 2001 and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

2.	Significant accounting policies (continued):

The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.

On January 1, 2002, the Company discontinued amortization of all existing goodwill on a prospective basis and evaluated existing intangible assets to determine whether reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards. The Company evaluated its subscribers and licences and concluded that they should continue to be accounted for apart from goodwill. The Company also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards.

Under the new standards, as of January 1, 2002, goodwill was tested to determine if there was any indication that this goodwill was impaired. To accomplish this, the Company identified its “reporting units” and determined the book value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. Had the reporting unit’s book value exceeded its fair value, the Company would have been required to perform the second step of the transitional impairment test, by calculating the “implied fair value” of the reporting unit’s goodwill, and comparing it to the book value of the goodwill. The Company identified its reporting units and the book and fair values of each and determined that no impairment in the carrying value of the goodwill in any of the reporting units existed as at January 1, 2002.

In accordance with the new standards, the Company has calculated the fair value of each reporting unit as at December 31, 2002 and compared this amount to the reporting unit’s book value and determined that no impairment of the goodwill exists in any of the Company’s reporting units as at December 31, 2002.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

2.	Significant accounting policies (continued):

The following table presents the effect on the December 31, 2001 consolidated statement of income as though the Company had retroactively adopted the change in accounting policy of not amortizing goodwill:

2001

Loss for the year, as reported	$(146,705)
Amortization of goodwill	25,518

Loss for the year before amortization of goodwill	$(121,187)

Basic and diluted loss per share, as reported	$(0.82)
Amortization of goodwill	0.12

Loss per share for the year before amortization of goodwill	$(0.70)

For the year ended December 31, 2001, goodwill acquired prior to July 1, 2001 was amortized over a period of 40 years on a straight-line basis from the date of acquisition.

(e)	Foreign currency translation:

Long-term debt denominated in U.S. dollars is translated into Canadian dollars at the period-end rate of exchange or at the hedge rate of exchange when cross-currency interest rate exchange agreements are in effect. Effective January 1, 2002, exchange gains or losses on translating long-term debt are recognized in the consolidated statement of income as a result of adoption of the amendments to CICA Handbook Section 1650, “Foreign Currency Translation”. Previously, foreign exchange gains and losses on long-term monetary items had been deferred and amortized over the life of the item.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

2.	Significant accounting policies (continued):

Upon adoption of the amended standard on January 1, 2002, the 2001 consolidated balance sheet and consolidated statement of income were restated by the following amounts:

Consolidated balance sheet:

2001

Total assets, as previously reported	$3,669,423
Reduction in deferred foreign exchange	(7,701)

Total assets, as restated	$3,661,722

Total liabilities and shareholders’ equity, as previously reported	$3,669,423
Increase in deficit	(7,701)

Total liabilities and shareholders’ equity, as restated	$3,661,722

Consolidated statement of income:

2001

Loss for the year, as previously reported	$(158,316)
Decrease in amortization expense	13,063
Increase in foreign exchange loss	(1,452)

Loss for the year, as restated	$(146,705)

Basic and diluted loss per share for the year, as previously reported	$(0.87)
Restatement, as a result of change in accounting policy for foreign exchange translation	0.05

Basic and diluted loss per share for the year, as restated	$(0.82)

The effect of the adoption of the amended standard was to increase the Company’s loss for the year ended December 31, 2002 by approximately $9,635,000 ($0.04 per share) and decrease the loss for the year ended December 31, 2001 by approximately $11,611,000 ($0.05 per share).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

2.	Significant accounting policies (continued):

(f)	Deferred charges:

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods up to five years.

(g)	Inventories:

Inventories are valued at the lower of cost, on a first-in, first-out basis, and net realizable value. Video rental inventory, which includes videocassettes, DVD’s and videogames, is depreciated to a pre-determined residual value. The residual value of the video rental inventory is recorded as a charge to operating expense on the sale of the video rental inventory. Depreciation of video rental inventory is charged to operating expense on a diminishing-balance basis over a six-month period.

(h)	Pension benefits:

Substantially all of the Company’s employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan in the year. No contributions were required in the years ended December 31, 2002 and 2001 and, accordingly, no pension expense was recorded for either of these years. The Company does not provide its employees with post-retirement benefits other than pensions.

ROGERS CABLE INC. Notes to Consolidated Financial Statements (continued) (Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

2.	Significant accounting policies (continued):

(i)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(j)	Financial instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements and, from time to time, foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to interest are recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged has been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred and amortized over the remaining life of the original debt instrument.

These instruments, that have been entered into by the Company to hedge exposure to interest rate risk and foreign exchange risk, are periodically examined by the Company to ensure that the instruments are highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis in the Company’s consolidated statements of income.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

2.	Significant accounting policies (continued):

(k)	Revenue recognition:

The Company earns revenue from several sources. The principal sources of revenue to the Company and recognition of these revenues for financial statement purposes are as follows:

(i)	Installation revenues in connection with cable and internet services are recorded as revenue to the extent of direct selling costs incurred.

(ii)	Monthly fees in connection with cable and internet services are recorded as revenue on a pro rata basis over the month.

(iii)	Revenue from pay-per-view movies, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided.

Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(l)	Subscriber acquisition costs:

The Company expenses commissions and equipment subsidies related to the acquisition of new cable subscribers upon activation.

(m)	Stock-based compensation:

RCI has a stock option plan for its employees and directors, including those of the Company. All stock options issued under this plan have an exercise price equal to the fair market value of the underlying RCI Class B Non-Voting shares on the date of grant. As a result, the Company records no compensation expense on the grant of options to the Company’s employees under the plan. Consideration paid by employees on exercise of stock-options is recorded as share capital in RCI.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

2.	Significant accounting policies (continued):

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Accordingly, no restatement of prior periods was required as a result of the adoption of the new standard. See note 12(c) for the pro forma disclosure required by this standard.

RCI has an employee share purchase plan in which the Company participates. Under the terms of the plan, participating employees with the Company at the end of the term of the plan, which is usually one year, receive a bonus based on a percentage of their purchase. Compensation expense is recognized in connection with the employee share purchase plan to the extent of the bonus provided to employees from the market price of the Class B Non-Voting shares of RCI on the date of issue. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as share capital and contributed surplus in RCI. The share purchase plan is more fully described in note 12(d).

(n)	Earnings per share:

The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of employee stock options and other potentially dilutive instruments.

(o)	Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

2.	Significant accounting policies (continued):

The Company has estimated the useful lives of all depreciable assets and the recoverability of property, plant and equipment, goodwill and intangible assets using estimates of future cash flows. In addition, the Company has investments some of which have experienced recent declines in market valuation. Significant changes in the assumptions with respect to future business plans could result in impairment of property, plant and equipment, goodwill or intangible assets. In addition, continuing declines in market valuations could result in impairment of these investments.

(p)	Recent Canadian accounting pronouncements:

(i)	Hedging relationships:

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”), and in November 2002, the CICA amended the effective date of the guideline. AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guideline on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company plans to comply with the requirements of AcG 13, such that all of its current hedging relationships will continue to qualify for hedge accounting when AcG 13 becomes effective.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

2.	Significant accounting policies (continued):

(ii)	Impairment or disposal of long-lived assets:

In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, and revised Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, “Property, Plant and Equipment”, as well as Section 3475, “Discontinued Operations”. These new standards are consistent with the U.S. Financial Accounting Standard Board’s Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which the Company adopted for U.S. GAAP purposes effective January 1, 2002. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Revised Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Revised Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Revised Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the remainder of the Company, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003; however, early application is permitted. The Company intends to adopt these standards as of January 1, 2003. The Company expects the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

2.	Significant accounting policies (continued):

(iii)	Disclosure of guarantees:

In February 2003, the CICA issued Accounting Guideline 14, “Disclosure of Guarantees” (“AcG 14”). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The Company is currently determining the impact this new requirement will have on its consolidated financial statements.

3.	Acquisition and divestiture:

In 2001, the Company completed the following acquisition and divestiture. The acquisition has been accounted for by the purchase method and the results of operations of the acquired business are included in the consolidated statements of income from the effective date of acquisition. Similarly, the results of operations of the divested business have been excluded from the consolidated statements of income from the effective date of divestiture.

(a)	Acquisition of Rogers Cable Atlantic Inc. (formerly Cable Atlantic Inc.):

On February 7, 2001, RCI acquired 100% of the issued and outstanding shares of Rogers Cable Atlantic Inc. (“RCAI”) (formerly Cable Atlantic Inc.), which has cable television systems serving approximately 75,000 basic subscribers in Newfoundland. On February 12, 2001, the Company acquired from RCI, at RCI’s cost, all of the outstanding shares of RCAI for a total consideration of $251,499,000, including costs of acquisition, consisting of cash of $88,856,000, net of cash acquired, and the issuance of 151,800 seventh preferred shares in the amount of $162,643,000 (notes 12(b)(i) and 13(a)).

Details of the net assets acquired, at fair value, were as follows:

Fixed assets	$42,497
Other assets	10,546
Goodwill	216,733

269,776
Accounts payable and accrued liabilities	15,400
Future income taxes	2,877

18,277

Total consideration, net of cash	$251,499

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

3.	Acquisition and divestiture (continued):

(b)	Sale of Rogers American Cablesystems, Inc.:

In November 2001, the Company sold all of the shares of Rogers American Cablesystems, Inc. (“American Cablesystems”), a wholly owned subsidiary, to General Communication Inc. American Cablesystems owned and operated cable systems in Alaska which, at the time of the sale, served approximately 7,400 basic cable subscribers. Total cash proceeds on the sale amounted to $29,366,000, which resulted in a gain on sale of $17,807,000 before income taxes.

4.	Property, plant and equipment:

Details of property, plant and equipment are as follows:

	2002		2001

		Net book		Net book
	Cost	value	Cost	value

Land and buildings	$60,137	$47,019	$55,898	$44,672
Towers and headends	507,470	264,759	458,659	263,873
Distribution cable and subscriber drops	3,136,545	1,785,510	2,738,109	1,582,916
Converters, modems and set-top terminals	534,201	231,171	504,480	242,271
Programming and other equipment	79,796	24,973	72,343	22,471
Computer equipment	394,331	135,629	362,519	146,642
Leasehold improvements	97,246	26,449	91,582	26,979
Other equipment	176,865	41,337	166,078	43,801

	$4,986,591	$2,556,847	$4,449,668	$2,373,625

Depreciation expense for the year ended December 31, 2002 amounted to $461,793,000 (2001 — $389,461,000).

Property, plant and equipment not yet in service and therefore not depreciated at December 31, 2002 amounted to $113,800,000 (2001 — $253,500,000).

The Company has a significant ongoing PP&E capital expenditure program including the expansion and improvement of its networks and the provision of internet and digital services to subscribers. The Company estimates that its PP&E expenditure program for 2003 will be in the range of approximately $500,000,000 to $525,000,000.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

5.	Goodwill and other intangible assets:

(a)	Goodwill:

	2002	2001

Goodwill	$1,091,068	$1,091,068
Less accumulated amortization	164,623	164,623

	$926,445	$926,445

Amortization of goodwill for the year ended December 31, 2002 amounted to nil (2001 — $25,518,000).

(b)	Other intangible assets:

	2002	2001

Subscribers	$5,200	$5,200
Less accumulated amortization	4,160	3,640

	$1,040	$1,560

Subscribers are being amortized on a straight-line basis over ten years. Amortization of subscribers for the year ended December 31, 2002 amounted to $520,000 (2001 — $520,000).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

6.	Investments:

			2002		2001

			Quoted		Quoted
			market	Book	market	Book
	Number	Description	value	value	value	value

Publicly traded companies:
Liberate Technologies Inc.	220,222	Common
(“Liberate”)		shares	$495	$495	$3,793	$11,631
	200,000	Warrants	—	—	1,374	—
Terayon Communication Systems, Inc.	580,000	Common
(“Terayon”)		shares	1,878	1	7,197	1

			$2,373	496	$12,364	11,632

Affiliated companies:
Rogers Cable Investments Limited (“RCIL”)	100,000	First
		Preferred
		shares		100,000		100,000
Other investments, at cost, net of write-downs				303		303

				$100,799		$111,935

(a)	Publicly traded companies:

(i)	In 2002, the Company wrote down its investment in Liberate by $11,136,000 due to a decline in the quoted market value that was considered to be other than temporary.

(ii)	In 2001, the Company sold 970,000 common shares of Terayon for proceeds and a gain on sale of $16,195,000 before income taxes.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

6.	Investments (continued):

(b)	Affiliated companies:

(i)	In July 2002, 610829 British Columbia Ltd. (“610 Ltd.”), a wholly-owned subsidiary company of RCI, transferred 19,328,795 Deposit Receipts of AT&T Canada Inc., a public company (“DR’s”) to the Company in exchange for 1,000,000 eighth preferred shares. The transaction was valued at $934,692,000, representing the fair market value of these DR’s based upon the quoted market value of the DR’s at the time of transfer. The Company subsequently sold the DR’s to 610 Ltd. and received 1,000,000 first preferred shares of 610 Ltd. The eighth preferred shares of the Company were redeemed for a demand promissory note payable to 610 Ltd. Following these transfers, the first preferred shares of 610 Ltd. were redeemed and the Company received a demand promissory note receivable from 610 Ltd. The note receivable from 610 Ltd. was then satisfied by the set-off against the demand promissory note payable to 610 Ltd. (note 12(a)(i)).

This transaction utilized available tax losses of the Company of approximately $413,786,000, the benefit of which had previously been recorded at a value of $124,600,000. For accounting purposes, the utilization of these losses has been recorded as a distribution to 610 Ltd. (note 15).

(ii)	The first preferred shares of RCIL entitle the Company to dividends at the bank prime rate plus 1.25% per annum, payable quarterly. RCIL is an affiliate of the Company and a wholly-owned subsidiary of RCI. Dividends earned from RCIL for the year ended December 31, 2002 amounted to $5,447,000 (2001 — $32,228,000).

The investment in the first preferred shares of RCIL was completed in connection with transactions that have the effect of transferring tax losses of the Company to a subsidiary of the Company.

During 2001, the redemption of 363,000 first preferred shares of RCIL, held by the Company valued at $363,000,000, were offset by the redemption of 363,000 of its first preferred shares held by RCIL (note 12(b)(ii)). This reduced the investment held by the Company in the first preferred shares of RCIL to $100,000,000.

(c)	Other investments:

In 2001, the Company wrote down other investments by $26,000,000 due to a decline in value that was considered to be other than temporary.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

7.	Deferred charges:

	2002	2001

Financing costs	$34,225	$18,090
Pre-operating costs	15,838	25,237
Other	—	3,824

	$50,063	$47,151

Amortization of deferred charges for the year ended December 31, 2002 amounted to $21,911,000 (2001 — $18,878,000). Accumulated amortization as at December 31, 2002 amounted to $31,846,000 (2001 — $57,660,000).

In connection with the repayment of certain long-term debt during the year, the Company wrote-off the carrying value of cross-currency interest rate exchange agreements relating to the debt of $2,290,000 and deferred financing costs of $2,268,000 (note 10(l)).

8.	Other assets:

	2002	2001

Amounts receivable from employees under RCI share purchase plans, including $83 (2001 - $263) from officers, secured by the underlying shares of RCI	$2,976	$3,463
Mortgages and loans receivable, including $1,164 (2001 - $2,585) from officers	3,277	5,354
Inventories	26,611	39,272
Video inventory	33,557	30,778
Prepaid expenses and other assets	9,851	10,774

	$76,272	$89,641

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

9.	Consolidated statements of cash flows supplemental information:

(a)	Change in non-cash working capital items:

	2002	2001

Accounts receivable	$12,842	$1,446
Accounts payable and accrued liabilities	(81,004)	12,246
Unearned revenue	7,976	(17,845)
Other assets	16,148	46,787
Due to parent and affiliated companies	(11,124)	(4,160)

	$(55,162)	$38,474

(b)	Supplemental cash flow information:

	2002	2001

Interest paid	$192,740	$166,430
Income taxes paid	6,515	5,314

(c)	Supplemental disclosure of non-cash financing and investing activities:

	2002	2001

Distribution to 610829 British Columbia Ltd. on sale of investment in AT&T Deposit Receipts (note 6(b)(i))	$(124,600)	$—
Seventh preferred shares issued in consideration for acquisition of Rogers Cable Atlantic Inc. (note 3(a))	—	162,643
Redemption of first preferred shares held by Rogers Cable Investments Limited (note 6(b)(ii))	—	(363,000)

As further described in notes 6(b)(i) and 12(a)(i), the Company completed a series of non-cash transactions with a subsidiary of RCI.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

10.	Long-term debt:

		Interest rate	2002	2001

(a)	Bank credit facilities	Floating	$37,000	$—
(b)	Senior Secured Second Priority Notes, due 2002	9-5/8%	—	116,389
(c)	Senior Secured Notes, due 2002	Floating	—	300,000
(d)	Senior Secured Second Priority Notes, due 2005	10%	412,789	412,894
(e)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	—
(f)	Senior Secured Second Priority Debentures, due 2007	10%	118,167	146,223
(g)	Senior Secured Second Priority Notes, due 2012	7.875%	547,430	—
(h)	Senior Secured Second Priority Debentures, due 2012	10-1/8%	—	172,867
(i)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
(j)	Senior Secured Second Priority Debentures, due 2032	8.75%	312,700	—
(k)	Senior Subordinated Guaranteed Debentures, due 2015	11%	171,406	164,968
Obligations under capital leases		Various	3,563	3,802

			$2,353,055	$1,617,143

Further details of long-term debt are as follows:

The Company’s bank credit facilities described in (a)(i) below were replaced effective January 31, 2002 with a new amended and restated bank credit facility described in (a)(ii) below:

(a)	Bank credit facilities:

(i)	No amounts were outstanding at December 31, 2001 under a bank loan agreement which provided for two separate credit facilities: (i) a senior secured reducing/revolving credit facility (the “Tranche A Credit Facility”) of up to $510,600,000 and (ii) a senior secured reducing/revolving credit facility (the “Tranche B Credit Facility”) of up to $4,255,000 (collectively, the “Bank Facilities”).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

10.	Long-term debt (continued):

The Bank Facilities required, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rates charged on the Bank Facilities ranged from nil to 2.25% per annum over the bank prime rate or base rate or 0.75% to 3.00% per annum over the bankers’ acceptance rate or London Inter-Bank Offered Rate (“LIBOR”).

The Bank Facilities were secured by the pledge of a senior bond issued under a deed of trust which was secured by substantially all of the assets of the Company and the majority of the Company’s wholly-owned subsidiary companies, subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust would be applied first to repay any obligations outstanding under the Tranche A Credit Facility. Additional proceeds would be applied pro rata to repay all other obligations of the Company secured by senior bonds, including the Tranche B Credit Facility and the Company’s senior secured notes and debentures.

In addition, RCI agreed to provide a guarantee of the Bank Facilities, with recourse limited to the pledge of shares of Rogers Wireless Communications Inc. (“RWCI”) or other marketable securities having a value of at least $200,000,000.

(ii)	Effective January 31, 2002, the Company entered into a new amended and restated bank credit facility (the “New Bank Credit Facility”) providing up to $1,075.0 million. This New Bank Credit Facility replaced the Bank Facilities described above. At December 31, 2002, $37,000,000 was outstanding under the New Bank Credit Facility. The New Bank Credit Facility provides for two separate facilities: (i) a $600 million senior secured revolving credit facility (the “New Tranche A Credit Facility”) which will mature on January 2, 2009, and (ii) a $475 million senior secured reducing/revolving credit facility (the “New Tranche B Credit Facility”) which is subject to reduction on an annual basis and is scheduled to reduce to nil on January 2, 2009, as outlined below. The Company’s obligations under the New Bank Credit Facility are secured by a bond issued under a deed of trust in the same manner as the previous Bank Facilities. Upon cancellation of the Company’s previous Bank Facilities, the RCI guarantee and pledge of shares of RWCI were released.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

10.	Long-term debt (continued):

The New Tranche B Credit Facility is available on a reducing/revolving basis, with the schedule of reduction being as follows:

Reduction
Date of reduction (or *)	at each date

On January 2:
2006	$118,750
2007	118,750
2008	118,750
2009	118,750

(*)	The New Tranche B Credit Facility will mature as described above unless previously terminated on March 14, 2005 if the Company’s 10% Senior Secured Second Priority Notes due 2005 are not repaid, by refinancing or otherwise, on or prior to October 14, 2004, or on November 30, 2007 if the Company’s 10% Senior Secured Second Priority Debentures due 2007 are not repaid, by refinancing or otherwise, on or prior to June 30, 2007.

The New Bank Credit Facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the New Bank Credit Facility ranges from nil to 2.25% per annum over the bank prime rate or base rate or 0.875% to 3.25% per annum over the bankers’ acceptance rate or LIBOR.

(b)	Senior Secured Second Priority Notes, due 2002:

The Company’s U.S. $98,103,000 Senior Secured Second Priority Notes were repaid during 2002, of which U.S. $36,402,000 principal amount was repurchased on April 30, 2002 and the balance was repaid at maturity on August 1, 2002 (note 10(I)).

(c)	Senior Secured Notes, due 2002:

The Company’s $300,000,000 Senior Secured floating rate notes were issued on November 21, 2000. In June 2001, the Company entered into an amending agreement extending the maturity date of the notes by six months to November 21, 2002. The interest rate charged on the notes ranged from 1.25% to 3.75% per annum over the bankers’ acceptance rate. These notes were prepaid in full in February 2002 with a portion of the net proceeds received on the issuance of the 7.60% Senior Secured Second Priority Notes due 2007 (note 10(e)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

10.	Long-term debt (continued):

(d)	Senior Secured Second Priority Notes, due 2005:

The Company’s U.S. $291,533,000 Senior Secured Second Priority Notes mature on March 15, 2005.

(e)	Senior Secured Second Priority Notes, due 2007:

On February 5, 2002, the Company issued $450,000,000 7.60% Senior Secured Second Priority Notes due on February 6, 2007. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(f)	Senior Secured Second Priority Debentures, due 2007:

The Company’s U.S. $74,808,000 (2001 — U.S. $110,775,000) Senior Secured Second Priority Debentures mature on December 1, 2007. During 2002, the Company repurchased U.S. $35,967,000 principal amount of the debentures (note 10(l)). The debentures are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2002, at 105% of the principal amount, declining rateably to 100% of the principal amount on or after December 1, 2005, plus, in each case, interest accrued to the redemption date.

(g)	Senior Secured Second Priority Notes, due 2012:

On April 30, 2002, the Company issued U.S. $350,000,000 7.875% Senior Secured Second Priority Notes due on May 1, 2012. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

ROGERS CABLE INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

10.	Long-term debt (continued):

(h)	Senior Secured Second Priority Debentures, due 2012:

The Company’s U.S. $134,785,000 Senior Secured Second Priority Debentures were scheduled to mature on September 1, 2012. During 2002, U.S. $110,186,000 principal amount was repurchased with the balance of U.S. $24,599,000 being redeemed on September 3, 2002 (note 10(l)). The debentures were redeemable at the option of the Company, in whole or in part, at any time on or after September 1, 2002, at 104% of the principal amount, declining rateably to 100% of the principal amount on or after September 1, 2006, plus, in each case, interest accrued to the redemption date.

(i)	Senior Secured Second Priority Debentures, due 2014:

The Company’s $300,000,000 Senior Secured Second Priority Debentures mature on January 15, 2014. The debentures are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2004, at 104.825% of the principal amount, declining rateably to 100% of the principal amount on or after January 15, 2008, plus, in each case, interest accrued to the redemption date.

(j)	Senior Secured Second Priority Debentures, due 2032:

On April 30, 2002, the Company issued U.S. $200,000,000 8.75% Senior Secured Second Priority Debentures due on May 1, 2032. The debentures are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

Each of the Company’s senior secured notes and debentures described above is secured by the pledge of a senior bond which is secured by the same security as the security for the New Bank Credit Facility described in note 10(a)(ii) above and rank equally in regard to the proceeds of any enforcement of security with the New Tranche B Credit Facility.

ROGERS CABLE INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

10.	Long-term debt (continued):

(k)	Senior Subordinated Guaranteed Debentures, due 2015:

The Company’s U.S. $113,675,000 (2001 — U.S. $125,000,000) Senior Subordinated Guaranteed Debentures mature on December 1, 2015. During 2002, the Company repurchased U.S. $11,325,000 principal amount of the debentures (note 10(l)). The subordinated debentures are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2005, at 105.5% of the principal amount, declining rateably to 100% of the principal amount on or after December 1, 2009 plus, in each case, interest accrued to the redemption date. The subordinated debentures are subordinated in right of payment to all existing and future senior indebtedness of the Company (including the New Bank Credit Facility and the senior secured notes and debentures) and are not secured by the pledge of a senior bond.

Interest is paid semi-annually on all of the Company’s notes and debentures.

(l)	Debt repayment:

During 2002, an aggregate of U.S. $411,045,000 notional amount of cross-currency interest rate exchange agreements were terminated either by unwinding or maturity, resulting in total net cash proceeds of $141,380,000. The Company used these proceeds to assist in the repurchase or redemption of an aggregate of U.S. $280,180,000 principal amount of notes and debentures as reflected in the reduction of outstanding long-term debt in note 10(b), (f), (h) and (k). As a result, the Company recorded a gain on the unwinding and maturity of cross-currency interest rate exchange agreements of $3,161,000, paid a prepayment premium of $21,773,000 and wrote off deferred financing costs of $2,268,000 resulting in a net loss on the repayment of long-term debt of $20,880,000.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

10.	Long-term debt (continued):

(m)	Hedging agreements:

The hedging position described below reflects the year-to-date changes in U.S. dollar denominated long-term debt and cross-currency interest rate exchange agreements described in note 10 (l).

(i)	At December 31, 2002, total U.S. dollar denominated long-term debt amounted to U.S. $1,030,016,000 (2001 — U.S. $760,196,000). The Company has entered into several cross-currency interest rate exchange agreements in order to reduce the Company’s exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. At December 31, 2002, U.S. $883,437,000 (2001 — U.S. $744,482,000) or 85.8% (2001 — 97.9%) is hedged through cross-currency interest rate exchange agreements at an average rate of Cdn. $1.5066 (2001 — $1.3275) to U.S. $1.00.

(ii)	The cross-currency interest rate exchange agreements have the effect of: converting the interest rate on U.S. $883,437,000 of long-term debt from an average U.S. dollar fixed interest rate of 8.875% per annum to an average Canadian dollar fixed interest rate of 9.735% per annum on $1,330,955,000. In addition, the Company assumed an interest rate exchange agreement upon completion of an acquisition during 2001 that has the effect of converting $30,000,000 of floating rate obligations of the Company to a fixed interest rate of 7.72% per annum.

The total long-term debt at fixed interest rates at December 31, 2002 was $2,346,055,000 (2001 — $829,653,000) or 99.7% (2001 — 51.3%) of total long-term debt.

The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2002, including the effect of the interest exchange agreements and cross-currency interest rate exchange agreements, was 9.39% (2001 — 8.36%).

The obligations of the Company to the counterparties under these cross-currency interest rate exchange agreements and interest exchange agreements are secured by a pledge of certain senior bonds, each of which is secured by the same security as the security for the New Bank Credit Facility and the senior secured notes and debentures described above.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

10.	Long-term debt (continued):

(n)	Principal repayments:

At December 31, 2002, principal repayments due within each of the next five years and in total thereafter on all long-term debt pursuant to their contractual terms are as follows:

2003	$2,854
2004	26
2005	412,815
2006	657
2007	568,167

984,519
Thereafter	1,368,536

$2,353,055

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. At December 31, 2002, the Company is in compliance with all terms of the long-term debt agreements. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

11.	Notes payable to Rogers Communications Inc.:

	2002	2001

Intercompany subordinated demand promissory notes payable to RCI, unsecured, bearing interest at 5.00% per annum (2001 — 6.25%)	$204,500	$485,600

During 2002, the Company issued $216,500,000 in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 5.00% per annum. During 2002, the Company repaid $12,000,000 of these notes. The Company also repaid during 2002, $485,600,000 of the intercompany subordinated demand promissory notes payable at an interest rate of 6.25% per annum that were outstanding at December 31, 2001.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

11.	Notes payable to Rogers Communications Inc. (continued):

During 2001, the Company issued $981,000,000 in intercompany subordinated demand promissory notes payable to RCI, of which the interest rate on $495,400,000 of the notes was 9% per annum and the interest rate on $485,600,000 of the notes was at 6.25% per annum. During 2001, the Company repaid $495,400,000 of these notes.

The demand promissory notes payable to RCI are subordinated to the bank indebtedness and other long-term debt, with the exception of obligations under capital leases.

12.	Shareholders’ equity:

	2002	2001

Capital stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting 100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares (2001 — 100,000,000)	$229,014	$229,014
118,166,003 Class B common shares (2001 — 118,166,002)	2,294,808	2,237,206
100,000 first preferred shares (2001 — 100,000)	100,000	100,000
306,904 fourth preferred shares (2001 — 306,904)	1	1
151,800 seventh preferred shares (2001 — 151,800)	162,643	162,643

	2,786,466	2,728,864
Contributed surplus	9,987	9,987
Deficit	(1,894,412)	(1,647,935)

	$902,041	$1,090,916

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

12.	Shareholders’ equity (continued):

(a)	During 2002, the Company completed the following capital stock transactions:

(i)	610 Ltd. transferred 19,328,795 AT&T DR’s to the Company in exchange for 1,000,000 eighth preferred shares. The shares were issued at a value of $934,692,000 representing the fair market value of these DR’s. The Company subsequently sold the DR’s to 610 Ltd. and in exchange received first preferred shares of 610 Ltd. The eighth preferred shares were subsequently redeemed for a demand promissory note payable to 610 Ltd. The first preferred shares of 610 Ltd. were subsequently redeemed for a demand promissory note receivable from 610 Ltd. The demand promissory note payable to 610 Ltd. was subsequently set-off against the demand promissory note receivable from 610 Ltd. (note 6(b)(i)).

(ii)	RCI subscribed to one Class B common share for $57,602,000 representing the estimated fair market value of the tax losses of approximately $413,786,000 used in the transaction with 610 Ltd.

(b)	During 2001, the Company completed the following capital stock transactions:

(i)	The Company issued 151,800 seventh preferred shares to RCI for partial consideration for the acquisition of RCAI (note 3(a)). The seventh preferred shares were issued at a value of $162,643,000.

(ii)	The Company redeemed 363,000 of its first preferred shares held by RCIL valued at $363,000,000, satisfied by an offsetting redemption of 363,000 first preferred shares in RCIL, held by the Company (note 6(b)(ii)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

12.	Shareholders’ equity (continued):

(c)	Stock-based compensation:

For stock options granted to employees, had the Company determined compensation expense based on the “fair value” method at the grant date of such stock option awards consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss for the year and loss per share would have been reported as the pro forma amounts indicated below. This compensation expense takes into account all options, including those granted prior to January 1, 2002. The fair value of the options is amortized on a straight-line basis over the vesting period.

	2002	2001

Loss for the year, as reported	$(58,830)	$(146,705)
Stock-based compensation expense	(14,590)	(11,696)

Pro forma loss for the year	$(73,420)	$(158,401)

Basic and diluted loss per share, as reported	$(0.29)	$(0.82)
Effect of stock-based compensation expense	(0.07)	(0.05)
Pro forma basic and diluted loss per share	(0.36)	(0.87)

Under the transitional rules, CICA Handbook Section 3870 allows companies to only include options issued subsequent to December 31, 2001 in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense for 2002 would have been $297,000 and the pro forma loss for 2002 would have been $59,127,000 ($0.30 per share basic and diluted).

The weighted average estimated fair value at the date of the grant for the RCI options granted in the year ended December 31, 2002 was $10.39 (2001 — $12.02).

(d)	Employee share purchase plan:

The employee share purchase plan is provided to enable certain employees of the Company an opportunity to obtain an equity interest in RCI by permitting them to acquire RCI Class B Non-Voting shares. A total of 1,180,000 RCI Class B Non-Voting shares have been set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

12.	Shareholders’ equity (continued):

Under the terms of the employee share purchase plan, participating employees of the Company receive a bonus at the end of the term of the plan. The bonus is calculated as the difference between the RCI share price at the date the employee receives the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.

Compensation expensed recorded for Company’s portion of RCI’s employee share purchase plan for 2002 was $1,090,693 (2001 — $395,965).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2002	2001

Risk-free interest rate	4.86%	5.17%
Dividend yield	—	—
Volatility factor of the future expected market price of RCI’s common shares	48.82%	49.08%
Weighted average expected life of the options	5 years	5 years

13.	Cable system integration and At Home termination costs:

The cable system integration and At Home termination costs consisted of the following for the year ended December 31, 2001:

Cable system integration costs (a)	$16,462
At Home termination costs (b)	43,974

$60,436

(a)	Cable system integration costs:

During 2001, the Company incurred integration costs related to the exchange of cable systems with Shaw Communications Inc. and the acquisition of RCAI (note 3(a)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

13.	Cable system integration and At Home termination costs (continued):

(b)	At Home termination costs:

In 2001 and prior years, the Company offered its subscribers internet service through an exclusive agreement with At Home Corporation (“At Home”), a U.S. based broadband access provider. In exchange for royalty payments by the Company, At Home provided the Company’s internet subscribers with broadband content, access to the internet and applications, including e-mail service. On September 28, 2001, At Home filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. During 2001, the Company accelerated plans to develop its own internet network as an alternative to the network provided by At Home and to transition all of its internet subscribers to the Company’s own network. As a result, during 2001, the Company incurred incremental operating expenses of $43,974,000, which primarily comprised a U.S. $15,000,000 payment to At Home under a transitional agreement and identifiable incremental customer service and customer communication expenses.

14.	Workforce reduction:

During 2002, the Company reduced its workforce by 187 employees in the technical service, network operations and engineering departments of the cable service segment. The Company incurred $5,850,000 in costs primarily related to severance and other employee termination benefits. Of this amount, $3,993,000 has not been paid at December 31, 2002 and will be paid in 2003.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

15.	Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2002	2001

Future income tax assets:
Non-capital income tax loss carryforwards	$211,474	$261,713
Future income tax deductions relating to long-term debt and other transactions denominated in foreign currencies	29,372	29,775
Future income tax deductions relating to investments	5,593	5,476
Future income tax deductions relating to accrued liabilities	4,686	2,991

Total future income tax assets	251,125	299,955
Less valuation allowance	41,010	97,562

	210,115	202,393
Future income tax liabilities:
Property, plant and equipment and video rental inventory	(153,016)	(148,063)
Goodwill	(39,474)	(39,830)
Financing costs	(2,506)	(7,604)
New service pre-operating costs	(5,119)	(9,747)
Other	(10,000)	(25,451)

Total future income tax liabilities	(210,115)	(230,695)

Net future income tax liability	$—	$(28,302)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax asset, and the tax planning strategies in place making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

15.	Income taxes (continued):

During 2002, the Company completed an intercompany transaction with 610 Ltd., a wholly owned subsidiary company of RCI, resulting in the utilization of approximately $413,786,000 of income tax loss carryforwards of the Company (note 6(b)(i)). For accounting purposes, a valuation allowance previously recorded against certain of these loss carryforwards in the amount of $124,600,000 was no longer required as the Company met the more likely than not criterion of realizing the benefit of these future income assets. As required by GAAP, the valuation allowance for certain of these loss carryforwards was eliminated and recorded as a reduction of income tax expense in the consolidated statements of income.

Total income tax expense (reduction) varies from the amounts that would be computed by applying the statutory income tax rate to the loss before income taxes for the following reasons:

	2002	2001

Statutory income tax rate	38.6%	42.1%

Income tax reduction on the loss before income taxes	$(79,255)	$(59,526)
Decrease (increase) in income tax recovery resulting from:
Change in the valuation allowance for future income tax assets	(56,552)	43,831
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	(170)	32,416
Non-deductible depreciation and amortization	201	10,125
Non-taxable dividend income	(2,103)	(13,574)
Non-deductible long-term debt repayment costs	4,007	—
Non-taxable portion of capital loss (gain)	2,150	(6,499)
Other items	(21,180)	(6,773)
Large Corporations Tax	6,515	5,314

Income tax expense (reduction)	$(146,387)	$5,314

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

15.	Income taxes (continued):

As at December 31, 2002, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:

2003	$118,509
2004	216,332
2005	73,482
2006	51,044
2007	26,280
2008	216,459

$702,106

16.	Loss per share:

The following table sets forth calculation of basic and diluted loss per share:

	2002	2001

Numerator for basic and diluted loss per share:
Loss for the year	$(58,830)	$(146,705)
Less dividends on preferred shares	(5,447)	(32,228)

	$(64,277)	$(178,933)

Denominator for basic and diluted loss per share:
Weighted average number of Class A common shares and Class B common shares (in thousands)	218,166	218,166

Basic and diluted loss per share	$(0.29)	$(0.82)

The Company did not have any dilutive securities during 2002 or 2001.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

17.	Related party transactions:

(a)	The amount due to (from) RCI and its subsidiaries is comprised of the following:

	2002	2001

RCI	$23,288	$33,017
RWCI	(28)	105
Rogers Media Inc.	523	645
Other affiliated companies	—	1,140

	$23,783	$34,907

The above amounts reflect short-term intercompany charges for capital and operating expenditures.

(b)	The Company has entered into certain transactions and agreements with RCI and its subsidiaries as follows:

(i)	Management fees:

The Company has entered into a management agreement under which RCI agrees to provide supplemental executive, administrative, financial, strategic planning, information technology and various other services to the Company. The Company has agreed to pay RCI a monthly fee equal to 2% of the Company’s consolidated gross revenue.

Interest is charged by RCI on unpaid management fees at the bank prime rate plus 1% per annum.

(ii)	Cost-sharing arrangements:

The Company has entered into agreements with RWCI to share, on a pro rata basis, the cost of certain microwave and fibre optic transmission facilities. In addition, long-term service arrangements exist with RWCI for transmission services on fibre optic facilities owned by the Company.

The Company has entered into an agreement with RWCI whereby RWCI invoices and collects service fees from those customers who receive services from both the Company and RWCI.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

17.	Related party transactions (continued):

The Company and RWCI have also entered into an agreement to cooperate in the offering of RWCI products and services through the Company’s video store operations.

In addition, the Company leases certain office space from RWCI.

(iii)	Other charges:

The Company incurs certain costs from other RCI subsidiary companies and companies accounted for by RCI using the equity method at the exchange amounts agreed to between the parties.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	2002	2001

RCI:
Management fees	$31,745	$28,781
Interest on notes payable	4,687	12,036
Interest related to capital leases	300	318
RCIL:
Dividends earned	(5,447)	(32,228)
Dividends paid	5,447	32,228
RWCI:
Wireless services	2,214	2,131
Wireless products and services for resale	10,116	3,800
Transmission facilities purchased	(440)	(442)
Rent expense	3,587	3,552
Subscriber activation commissions and customer service	(8,817)	(381)
Rogers Media Inc.:
Access fees	(5,534)	(4,885)
Advertising and production costs	3,000	2,679
Sales commissions	646	349
Programming fees	17,303	16,277
Other:
Programming fees paid to broadcasters, accounted for by the equity method	16,949	13,559

	$75,756	$77,774

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

17.	Related party transactions (continued):

(c)	The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. During 2002, the total amounts paid by the Company to these related parties aggregated approximately $1,860,000 (2001 — $3,400,000) and included charges for legal services and commissions on premiums for insurance coverage.

18.	Financial instruments:

(a)	Fair values:

The Company has determined the fair value of its financial instruments as follows:

(i)	Cash and cash equivalents, accounts receivable, amounts receivable from employees under RCI share purchase plans, mortgages and loans receivable, bank advances, accounts payable and accrued liabilities and due to parent and affiliated companies:

The carrying amounts in the consolidated balance sheets approximate fair values because of the short-term nature of these instruments.

(ii)	Investments:

The fair values of the investments in affiliated companies approximate their carrying values as the dividend rates on these investments approximate current rates.

The fair value of investments which are publicly traded are determined by the quoted market values for each of the investments (note 6). Management believes that the fair values of other investments is not significantly different from their carrying amounts.

(iii)	Long-term debt:

The fair values of each of the Company’s long-term debt instruments are based on the year-end trading values.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

18.	Financial instruments (continued):

(iv)	Notes payable to RCI:

The fair values of the intercompany subordinated demand promissory notes payable to RCI approximate their carrying values due to the demand repayment terms of the notes and the Company’s current borrowing rate being approximately the same as the interest rate on the notes.

(v)	Interest exchange agreements:

The fair values of the Company’s interest exchange agreements and cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company’s long-term debt and related interest exchange agreements as at December 31, 2002 and 2001 are as follows:

	2002		2001

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Liability (asset):
Long-term debt	$2,417,577	$2,387,145	$1,814,489	$1,907,715
Cross-currency interest rate exchange agreements	(64,522)	(109,794)	(197,346)	(204,796)

	$2,353,055	$2,277,351	$1,617,143	$1,702,919

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

18.	Financial instruments (continued):

(b)	Other disclosures:

(i)	The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their obligations under the agreements in instances where these agreements have positive fair value to the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA–.

(iii)	The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company’s assessment of the creditworthiness of the counterparties.

(iii)	The Company does not have any significant concentrations of credit risk related to any financial asset.

19.	Commitments:

(a)	The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts at December 31, 2002 are as follows:

Year ending December 31:

2003	$70,822
2004	66,502
2005	61,169
2006	54,708
2007	46,868
2008 and thereafter	43,539

$343,608

Rent expense for 2002 amounted to $69,689,000 (2001 — $64,245,000).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

19.	Commitments (continued):

(b)	Pursuant to Canadian Radio-Television and Telecommunications Commission (“CRTC”) regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC - approved independent production fund. The Company estimates that its total contribution for 2003 will amount to approximately $32,000,000.

20.	Contingent liabilities:

There exist certain claims and potential claims against the Company, none of which are expected to have a material adverse effect on the consolidated financial position of the Company.

21.	Segmented information:

The Company provides cable service, internet service and operates video stores. These operating segments are substantially in Canada. Accounting policies for the segments are the same as those described in the summary of significant accounting policies. Performance of the segments is evaluated based on operating income before management fees, workforce reduction, cable system integration and At Home termination costs and depreciation and amortization.

The cable service segment includes basic and extended basic services, digital specialty services, which include premium, specialty and pay-per-use services, installation and access fees and subscriber equipment rentals.

The internet service segment includes residential and commercial internet service fees plus installation fees. Total assets reported for the internet service segment includes assets utilized specifically for the internet service segment, as reported internally, and does not include the assets relating to the Company’s cable network included within the total assets of the cable service segment. The Company does not report the cable network assets as a part of the internet service segment assets internally.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

21.	Segmented information (continued):

The video stores segment includes the sale and rental of videocassettes, DVDs and video games, and the sales of other products and accessories.

Information by operating segment for the years ended December 31, 2002 and 2001 is as follows:

				Corporate
	Cable	Internet	Video store	items and	Consolidated
2002	services	services	operations	eliminations	totals

Operating revenue	$1,095,736	$242,635	$262,995	$(4,965)	$1,596,401
Operating, general and administrative expenses	654,124	142,300	241,462	(4,965)	1,032,921

Operating income before the following	$441,612	$100,335	$21,533	$—	563,480

Management fees					31,745
Workforce reduction					5,850
Depreciation and amortization					484,224

Operating income					41,661
Interest expense					208,645
Intercompany:
Interest expense					4,687
Dividends					(5,447)
Loss on repayment of long-term debt					20,880
Write-down of investments					11,136
Other items, net					6,977
Income tax reduction					(146,387)

Loss for the year					$(58,830)

PP&E expenditures	$563,544	$79,334	$7,993	$—	$650,871

Total assets	$3,478,785	$234,533	$93,460	$—	$3,806,778

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

21.	Segmented information (continued):

				Corporate
	Cable	Internet	Video store	items and	Consolidated
2001	services	services	operations	eliminations	totals

Operating revenue	$1,043,069	$166,528	$228,301	$(4,869)	$1,433,029
Operating, general and administrative expenses	603,221	108,109	209,763	(4,869)	916,224

Operating income before the following	$439,848	$58,419	$18,538	$—	516,805

Management fees					28,781
Cable system integration and At Home termination costs					60,436
Depreciation and amortization					433,829

Operating loss					(6,241)
Interest expense					162,590
Intercompany:
Interest expense					12,036
Dividends					(32,228)
Gain on sale of a subsidiary and investments					(34,002)
Write-down of investments					26,000
Other items, net					754
Income tax expense					5,314

Loss for the year					$(146,705)

PP&E expenditures	$634,428	$99,284	$16,035	$—	$749,747

Goodwill acquired	$216,733	$—	$—	$—	$216,733

Total assets	$3,332,121	$241,252	$88,349	$—	$3,661,722

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

22.	Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the net income (loss) in each year would be adjusted as follows:

	2002	2001

Loss for the year based on Canadian GAAP	$(58,830)	$(146,705)
Year 2000 costs capitalized (a)	1,926	2,893
Pre-operating costs (b)	9,399	741
Gain on sale of cable systems (c)	(4,028)	(7,605)
Capitalized interest (d)	5,267	1,831
Goodwill amortization (e)	—	(775)
Impact of adoption of SFAS 133 (h)	—	(34,551)
Financial instruments (h)	41,654	38,170
Income taxes (g)	—	40,215

Loss for the year based on United States GAAP	$(4,612)	$(105,786)

Basic and diluted loss per share based on United States GAAP	$(0.05)	$(0.63)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

22.	Canadian and United States accounting policy differences (continued):

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2002	2001

Shareholders’ equity based on Canadian GAAP	$902,041	$1,090,916
Year 2000 costs capitalized (a)	(507)	(2,433)
Pre-operating costs (b)	(15,838)	(25,237)
Gain on sale of cable systems (c)	128,993	133,021
Capitalized interest (d)	10,922	5,655
Acquisition of RCAI (e)	34,673	34,673
Financial instruments (h)	45,273	3,619
Unrealized holding gain on investments (f)	1,877	1,692

Shareholders’ equity based on United States GAAP	$1,107,434	$1,241,906

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)	Year 2000 costs capitalized:

Under Canadian GAAP, the Company capitalized certain costs incurred to modify its computer systems to ensure these systems continue to operate beyond the year 2000. Under United States GAAP, these costs were expensed as incurred. As a result, under United States GAAP, depreciation expense in subsequent periods is reduced due to the Company expensing the Year 2000 costs under United States GAAP.

(b)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

22.	Canadian and United States accounting policy differences (continued):

(c)	Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of fixed assets. Under United States GAAP, a portion of the cash proceeds received must be recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40,274,000 before income taxes.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable systems. Under United States GAAP, the Company included the gain on sale of the cable systems in income, net of related deferred income taxes.

As a result of these transactions, amortization expense under United States GAAP is increased in subsequent years.

(d)	Capitalized interest:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

(e)	Acquisition of RCAI:

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition. Canadian GAAP required that shares issued in connection with a purchase business combination be valued based on the market price at the consummation date of the acquisition. Accordingly, the seventh preferred shares issued in respect of the acquisition of RCAI are recorded at $35,448,000 more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase in the value of seventh preferred shares in the amount of $35,448,000. Further, goodwill amortization under United States GAAP in 2001 was increased by $775,000.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

22.	Canadian and United States accounting policy differences (continued):

(f)	Unrealized holding gain on investments:

United States GAAP requires that certain investments in equity securities that have a readily determinable fair value be recorded in the consolidated balance sheets at their fair value. The unrealized holding gains and losses from these investments, which are considered to be “available-for-sale securities” under United States GAAP, are included as a separate component of shareholders’ equity and comprehensive income, net of related future income taxes.

As at December 31, 2002 and 2001, this amount represents the Company’s accumulated other comprehensive income.

(g)	Income taxes:

Included in the caption “income taxes” is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP until enacted. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only remeasured for enacted tax rates.

(h)	Financial instruments:

Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements and interest exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges as a result of adopting the new pronouncement entitled “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), effective January 1, 2001. As a result, the Company has recorded the net excess of the fair values of the cross-currency interest rate exchange agreements and interest exchange agreements over the carrying values of these instruments as at December 31, 2000, being $25,144,000, as a cumulative transition adjustment to net income under United States GAAP. The Company has also recorded a cumulative transition adjustment to write-off the net balance of the deferred foreign exchange as at December 31, 2000, being $9,407,000, that arose upon redesignation of certain of the Company’s cross-currency interest rate exchange agreements. Therefore, the net cumulative transition adjustment under SFAS 133 to the loss for the year ended December 31, 2001 under United States GAAP was a charge to the net loss of $34,551,000.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

22.	Canadian and United States accounting policy differences (continued):

Therefore, for the years ended December 31, 2002 and 2001, under United States GAAP, the Company has recorded the change in the fair values of the cross-currency interest rate exchange agreements since January 1, 2001 and the change in long-term debt due to changes in foreign currency as discussed above.

(i)	Operating income before undernoted:

United States GAAP requires that workforce reduction, cable system integration and At Home termination costs and depreciation and amortization be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

(j)	Statements of cash flows:

(i)	Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)	Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the decrease in bank advances of $8,427,000 in 2002 and the decrease in bank advances of $6,453,000 in 2001 reflected in the consolidated statements of cash flows would be reported as a use of cash in 2002 and 2001, respectively, under the heading “Financing activities” in the cash flow statements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

22.	Canadian and United States accounting policy differences (continued):

(k)	Statement of comprehensive income:

United States GAAP requires disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders.

	2002	2001

Loss for the year based on United States GAAP	$(4,612)	$(105,786)
Other comprehensive income (loss):
Unrealized gains (losses) on securities	185	(4,634)

Comprehensive loss based on United States GAAP	$(4,427)	$(110,420)

(l)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2002 and 2001 were $218,153,000 and $275,077,000, respectively. At December 31, 2002 and 2001, there were no accrued liabilities that individually exceeded 5% of current liabilities.

Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 145, which rescinded SFAS No. 4. Accordingly, gains and losses from the extinguishment of debt are no longer classified as extraordinary items under United States GAAP.

(m)	Stock-based compensation disclosures:

The Company measures compensation expense relating to employee stock option plans for United States GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

22.	Canadian and United States accounting policy differences (continued):

For options granted by RCI to the Companies’ employees, had the Company determined compensation costs based on the fair values at grant dates of the stock options granted by RCI consistent with the method prescribed under SFAS No. 123, the Company’s loss for the year and loss per share would have been reported as the pro forma amounts indicated below:

	2002	2001

Loss for the year in accordance with United States GAAP, as reported	$(4,612)	$(105,786)
Stock-based compensation expense	(14,590)	(11,696)

Pro forma loss for the year	$(19,202)	$(117,482)

Basic and diluted loss per share, as reported	$(0.05)	$(0.64)
Effect of stock-based compensation expense	(0.07)	(0.05)

Pro forma basic and diluted loss per share	$(0.12)	$(0.69)

See note 12(c) for further details of stock-based compensation.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

22.	Canadian and United States accounting policy differences (continued):

(n)	Recent United States accounting pronouncements:

In June 2001, the U.S. Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of SFAS 143 for the year ending December 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS 143, it is not practicable for management to estimate the impact of adopting this Statement at the date of this report.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB’s conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company expects the adoption of this standard will affect the timing of recognizing liabilities, and the amount recognized, in respect of future exit activities, if any.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

22.	Canadian and United States accounting policy differences (continued):

In November 2002, the FASB issued Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company is currently estimating the impact of adopting the recognition requirements of FIN 45.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing variable interest entities as of the beginning of the Company’s third quarter beginning July 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest(s) that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both to consolidate that variable interest entity. For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that the company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company is currently estimating the impact of adopting the requirements of FIN 46.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2003 fiscal year. The Company is currently estimating the impact of adopting EITF 00-21.